中策集團有限公司
China Strategic Holdings Limited

新地址：
香港九龍鴻圖道51號保華企業中心8樓
8/F Paul Y. Centre, 51 Hung To Road,
Kwun Tong, Kowloon, Hong Kong.
Tel電話：(852) 23720130 Fax傳真：(852) 25376591

香港花園道一號中銀大廈52樓
52/F., Bank of China Tower,
1 Garden Road, Hong Kong.
Tel 電話: (852) 2514 0300
Fax 傳真: (852) 2537 6591

FORM OF RULE 12G3-2(b) TRANSMITT[redacted]C

03003024

8th January, 2003

Re: China Strategic Holdings Limited – File No. 82-3596

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING
JAN - 9 2003
WASH, D.C. 183 SECTION

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

1. Announcement dated 10th December, 2002 in relation the Connected Transaction and Proposed Disposal of Interests in Sing Pao Media Group Limited;
2. Joint Announcement dated 2nd January, 2003 in relation to the Placing of Existing Shares of Rosedale Hotel Group Limited; and
3. Circular dated 27th December, 2002 in relation to the Connected Transaction and Proposed Disposal of Interests in Sing Pao Media Group Limited.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours sincerely,
For and on behalf of
China Strategic Holdings Limited

Jenny

Jenny Chan
Secretary

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

Encl.

JC/DT/CSH02

c.c. Ms. Irene Cheng of Hong Kong Securities Clearing Company Limited
(w/o enclosures)

dlw 1/14

File No. 82-3596

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION
PROPOSED DISPOSAL OF INTERESTS IN SING PAO MEDIA GROUP LIMITED

Further to an announcement dated 29th November, 2002 issued by the Company regarding unusual trading volume, the Board announces that on 23rd November, 2002, the Company, as one of the Vendors, entered into a conditional sale and purchase agreement with Sun Media as the purchaser relating to, among others, the disposal to Sun Media of 91,635,700 Sing Pao Shares, and an aggregate amount of HK$3,050,000 Sing Pao Warrants and shareholder's loan of approximately HK$15.5 million owing from the Sing Pao Group to the Group on Completion.

Sun Media will settle the consideration for the CSH Sale Shares by issuing 549,814,200 new Sun Media Shares to the Company (or its nominee) and that for the CSH Sale Warrants in cash of HK$1.00 on Completion, and the consideration for the CSH Sale Loan shall be satisfied by Sun Media issuing 155,048,000 new Sun Media Shares to the Company (or as it may direct) at the price of HK$0.10 per Sun Media Share at the expiry of two calendar years from the date of completion.

Based on the closing price of the Sun Media Shares of HK$0.06 each quoted on 21st November, 2002, the last full trading day immediately prior to the suspension of trading in the securities of Sing Pao and Sun Media, the market value of 549,814,200 new Sun Media Shares is approximately HK$33 million and the market value of 155,048,000 new Sun Media Shares is approximately HK$9 million. The issue price of HK$0.10 per Sun Media Share represents (i) a premium of approximately 66.67% to the closing price of HK$0.06 per Sun Media Share as quoted on the Stock Exchange on 21st November, 2002 and (ii) a premium of approximately 66.11% to the average closing price of HK$0.0602 per Sun Media Share as quoted on the Stock Exchange for the last 10 trading days up to and including 21st November, 2002.

Based on the closing price of the closing price of Sing Pao Shares of HK$0.35 each quoted on 21st November, 2002, the last full trading day immediately prior to the suspension of trading in the securities of Sing Pao and Sun Media, the market value of the CSH Sale Shares is approximately HK$32 million.

As one of the conditions precedent to Completion, the Company will procure Glory Dynamic, a wholly owned subsidiary of the Company, to enter into the Settlement Deed, pursuant to which Glory Dynamic will waive part of the existing shareholder's loan advanced to the Sing Pao Group, inclusive of all interests accrued thereon up to and including the date of Completion, so as to reduce the total outstanding amount of indebtedness due from the Sing Pao Group to the Group to approximately HK$23.3 million, out of which approximately HK$15.5 million would be assigned to Sun Media in the aforesaid manner. The remaining shareholder's loan of approximately HK$7.8 million will carry interest at the prime rate and be due and repayable by the Sing Pao Group on the date falling on the expiry of 30 calendar months after the year end of any financial year of Sing Pao after Completion in respect of which Sing Pao generates profits after taxation in its audited accounts, provided that the relevant payment date shall not fall on a date after the 20th anniversary of the date of Completion. As at 23rd November, 2002, Sing Pao Group is indebted to Glory Dynamic in the aggregate amount of HK$40 million.

Hanny Holdings is a substantial shareholder of the Company and is also one of the vendors of the S&P Agreement in relation to the disposal of interests of Hanny Holdings in Sing Pao. The Proposed Disposal constitutes a connected transaction for the Company under the Listing Rules and is subject to the approval of the independent shareholders of the Company in general meeting, at which Hanny Holdings and its associates shall abstain from voting on the resolution regarding the Proposed Disposal. A circular containing, among other things, further details of the Proposed Disposal and a notice convening the extraordinary general meeting of the shareholders of the Company will be despatched as soon as practicable. An independent financial adviser will be appointed to advise the independent board committee of the Company on the fairness and reasonableness of the Proposed Disposal.

SALE AND PURCHASE AGREEMENT DATED 23RD NOVEMBER, 2002

Parties

Vendors: the Company

Hanny Holdings, a substantial shareholder of the Company holding approximately 14.55% interests in the Company as at the date of this announcement.

Star East, not a connected person of the Company or a subsidiary or an associate as defined under the Listing Rules, or any of the connected person of the Company.

Purchaser: Sun Media, an independent third party not connected with the directors, chief executive and substantial shareholder of the Company or its subsidiaries or an associate of any of them as defined under the Listing Rules.

Assets to be disposed of

The assets to be disposed of by the Group comprise:

(a) the CSH Sale Shares comprising an aggregate of 91,635,700 Sing Pao Shares, representing

November, 2002 being the last full trading day immediately prior to the trading day on which the Sun Media Shares were suspended, the operating results and financial position of Sing Pao as disclosed in its latest interim report for the six months ended 30th September, 2002.

Settlement Deed

As one of conditions precedent to Completion, the Company will procure Glory Dynamic to enter into the Settlement Deed, pursuant to which Glory Dynamic will waive part of the existing shareholder's loan advanced to the Sing Pao Media Group, inclusive of all interest accrued thereon up to and including the date of Completion, so as to reduce the total outstanding amount of indebtedness owing from the Sing Pao Group as at Completion to approximately HK$23.3 million, out of which approximately HK$15.5 million would be assigned to Sun Media in the aforesaid manner. The remaining shareholder's loan of approximately HK$7.8 million will carry interest at the prime rate and be due and repayable by the Sing Pao Group on the date falling on the expiry of 30 calendar months after the year end of any financial year of Sing Pao after Completion in respect of which Sing Pao generates profits after taxation in its audited accounts, provided that the relevant payment date shall not fall on a date after the 20th anniversary of the date of Completion. As at 23rd November, 2002, Sing Pao Group is indebted to Glory Dynamic in the aggregate amount of HK$40

board committee of the Company on the fairness and reasonableness of the Proposed Disposal.

SALE AND PURCHASE AGREEMENT DATED 23RD NOVEMBER, 2002

Parties

Vendors: the Company

Hanny Holdings, a substantial shareholder of the Company holding approximately 14.55% interests in the Company as at the date of this announcement.

Star East, not a connected person of the Company or a subsidiary or an associate as defined under the Listing Rules, or any of the connected person of the Company.

Purchaser: Sun Media, an independent third party not connected with the directors, chief executive and substantial shareholder of the Company or its subsidiaries or an associate of any of them as defined under the Listing Rules.

Assets to be disposed of

The assets to be disposed of by the Group comprise:

(a) the CSH Sale Shares comprising an aggregate of 91,635,700 Sing Pao Shares, representing approximately 19.56% of Sing Pao's issued share capital as at the date of this announcement;

(b) the CSH Sale Warrants comprising an amount of HK$3,050,000 Sing Pao Warrants, entitling the holders to subscribe for up to 2,420,634 new Sing Pao Shares at a subscription price of HK$1.26 (subject to adjustment) per Sing Pao Share, representing approximately 4% of the total amount of outstanding Sing Pao Warrants as at the date of this announcement; and

(c) the CSH Sale Loan in the amount of approximately HK$15.5 million.

Consideration

The total consideration payable by Sun Media to the Company for the CSH Sale Shares will be satisfied by Sun Media issuing to the Company (or its nominee) on Completion 549,814,200 new Sun Media Shares, representing (i) approximately 4.7% of the existing issued ordinary share capital of Sun Media; and (ii) approximately 4.2% of the enlarged issued ordinary share capital of Sun Media (immediately after issue of new Sun Media Shares pursuant to the S&P Agreement), in the ratio of 6 Sun Media Shares for each CSH Sale Share as consideration for the CSH Sale Shares.

Based on the latest closing prices of HK$0.06 per Sun Media and HK$0.35 per Sing Pao Share respectively quoted on the Stock Exchange on the Last Trading Day, the consideration would value each Sing Pao Share at HK$0.36 per share, representing (i) a premium of 2.86% over the closing price of HK$0.35 per Sing Pao Share as quoted on the Stock Exchange on the Last Trading Day and (ii) a discount of approximately 40.89% to the latest published unaudited net asset value per Sing Pao Share of approximately HK$0.609 as at 30th September, 2002 based on Sing Pao's latest interim report for the six months ended 30th September, 2002 and the market value of 549,814,200 new Sun Media Shares is valued at approximately HK$33 million. The 549,814,200 new Sun Media Shares to be issued to the Company (or its nominee) will be subject to a lock-up period of 18 months from the date of Completion.

Based on the closing price of the closing price of Sing Pao Shares of HK$0.35 each quoted on 21st November, 2002, the last full trading day immediately prior to the suspension of trading in the securities of Sing Pao and Sun Media, the market value of the CSH Sale Shares is approximately HK$32 million.

The total consideration payable by Sun Media for the CSH Sale Warrants is HK$1.00 to be satisfied in cash on Completion.

The consideration payable by Sun Media for the CSH Sale Loan will be satisfied by Sun Media issuing to the Company (or as it may direct) 155,048,000 new Sun Media Shares at an issue price of HK$0.10 per Sun Media Share at the expiry of two calendar years from the date of Completion, representing (i) approximately 1.33% of the issued ordinary share capital of Sun Media as at the date of this announcement and (ii) approximately 1.14% of the enlarged issued ordinary share capital of Sun Media after the issue of new Sun Media Shares pursuant to the S&P Agreement and Settlement Deed. Based on the closing price of HK$0.06 per Sun Media Share quoted on the Last Trading Day the market value of 155,048,000 new Sun Media Shares is approximately HK$9 million. The issue price of HK$0.10 per Sun Media Share represents (i) a premium of approximately 66.67% to the closing price of HK$0.06 per Sun Media Share as quoted on the Stock Exchange on the Last Trading Day and (ii) a premium of approximately 66.11% to the average closing price of HK$0.0602 per Sun Media Share as quoted on the Stock Exchange for the last 10 trading days up to and including the Last Trading Day. The 155,048,000 new Sun Media Shares to be issued to the Company or its nominees will be subject to a lock-up period of 12 months from the date of issue and allotment of such shares to the Company.

The consideration for the Proposed Disposal has been arrived at after arm's length negotiations between the Company and Sun Media with reference to, amongst other things, the respective closing price of the Sing Pao Shares and Sun Media Shares on the Stock Exchange on 21st November, 2002 being the last full trading day immediately prior to the trading day on which the Sun Media Shares were suspended, the operating results and financial position of Sing Pao as disclosed in its latest interim report for the six months ended 30th September, 2002.

Settlement Deed

As one of conditions precedent to Completion, the Company will procure Glory Dynamic to enter into the Settlement Deed, pursuant to which Glory Dynamic will waive part of the existing shareholder's loan advanced to the Sing Pao Media Group, inclusive of all interest accrued thereon up to and including the date of Completion, so as to reduce the total outstanding amount of indebtedness owing from the Sing Pao Group as at Completion to approximately HK$23.3 million, out of which approximately HK$15.5 million would be assigned to Sun Media in the aforesaid manner. The remaining shareholder's loan of approximately HK$7.8 million will carry interest at the prime rate and be due and repayable by the Sing Pao Group on the date falling on the expiry of 30 calendar months after the year end of any financial year of Sing Pao after Completion in respect of which Sing Pao generates profits after taxation in its audited accounts, provided that the relevant payment date shall not fall on a date after the 20th anniversary of the date of Completion. As at 23rd November, 2002, Sing Pao Group is indebted to Glory Dynamic in the aggregate amount of HK$40 million.

Conditions and Completion

Completion will take place on the 4th business day after fulfillment or waiver of all the conditions precedent which include, amongst other things, the following:

(a) (if required) the passing of the necessary resolutions by the shareholders of Sing Pao (other than those, including the Vendors, who are required to abstain from voting under the GEM Listing Rules and the applicable laws) in general meeting to approve the terms of and the transactions contemplated under the S&P Agreement and the Settlement Deed;

(b) (where applicable) all transactions contemplated herein and under the Settlement Deed will comply with all relevant provisions of the Takeovers Code including obtaining the consent of the Executive (as defined in the Takeovers Code) if required;

(c) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the new Sun Media Shares to be issued by Sun Media pursuant to the S&P Agreement and in connection with the possible mandatory general offers for all the securities of Sing Pao on the Main Board without any conditions or restrictions (or subject to such conditions as may be agreed by the Vendors);

(d) if required, the passing of necessary resolution by the shareholders of any of the Vendors (other than those who are required to abstain from voting under the Listing Rules and the applicable laws) in general meetings to approve the terms of and the transaction contemplated under or incidental to the S&P Agreement and the Settlement Deed; and

(e) the wholly-owned subsidiaries of the Vendors, Star East, Sing Pao and Sing Pao Newspaper having executed the Settlement Deed.

If the conditions precedent are not fulfilled or waived by the parties to the S&P Agreement by 5:00 p.m. on 28th February, 2003 (or such later date as may be agreed by the parties in writing), all rights, obligations and liabilities of the parties shall cease and determine and none of the parties shall have any claim against the other save for any antecedent breach.

Upon Completion, 549,814,200 new Sun Media Shares will be issued to the Company (or its nominee) pursuant to the S&P Agreement, representing (i) approximately 4.7% of the existing issued share capital of Sun Media as at the date of this announcement and (ii) approximately 4.2% of the enlarged issued share capital of Sun Media after the issue of new Sun Media Shares pursuant to the S&P Agreement. An additional 155,048,000 new Sun Media Shares will be issued to the Company (or as it may direct) at the expiry of two calendar years from the date of Completion. Accordingly, the Group will hold in aggregate 704,862,200 Sun Media Shares, representing (i) approximately 6.05% of the existing issued share capital of Sun Media as at the date of this announcement and (ii) approximately 5.2% of the enlarged issued share capital of Sun Media after the issue of new Sun Media Shares pursuant to the S&P Agreement and Settlement Deed.

REASONS FOR THE PROPOSED DISPOSAL

The Proposed Disposal will allow the Group to exchange its current investment in conventional print media business for an investment in a more diversified, young and dynamic media enterprise with cross media network covering the Greater China Region.

Based on the current financial position of Sing Pao Group, neither the Group nor Sing Pao can be certain as to when the Sing Pao Group can commence repay the shareholder's loan advanced by the Group. The arrangements contemplated under the Settlement Deed and assignment of the CSH Sale Loan to Sun Media would at least allow the Group to receive new Sun Media Shares in two year's time.

The other vendors, including Hanny Holdings and Star East are subject to the same basis for the Proposed Disposal pursuant to the S&P Agreement and Settlement Deed.

INFORMATION ON THE COMPANY

The Company is an investment holding company and the subsidiaries of which are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects.

INFORMATION ON SUN MEDIA

Based on the public information on Sun Media, Sun Media is a company incorporated as an exempted company with limited liability in Bermuda with its securities listed on the Stock Exchange. Sun Media and its subsidiaries are principally engaged in the operations of satellite television channels, provision of content to various platforms including satellite television and syndication networks and the publication, distribution and sales of audio-video products.

The audited consolidated net losses before and after taxation and extraordinary items for the year ended 31st March, 2002 and 2001 was approximately HK$69.6 million and HK$125.8 million respectively, net asset values as at 31st March, 2002 and 31st March, 2001 amounted to approximately HK$403.6 million and HK$185.5 million respectively.

INFORMATION ON SING PAO

Sing Pao is an investment holding company and the activities of its principal subsidiaries include publication of newspaper, magazines and books, and operation of websites.

The audited consolidated net losses before and after taxation and extraordinary items for the year ended 2002 and 2001 was approximately HK$148.9 million and HK$174.3 million respectively, net asset values as at 31st March, 2002 and 31st March, 2001 amounted to approximately HK$256.2 million and HK$93.8 million respectively.

GENERAL

Hanny Holdings is a substantial shareholder of the Company and is also one of the vendors of the S&P Agreement in relation to the disposal of Hanny's interests in Sing Pao. The Proposed Disposal constitutes a connected transaction for the Company under the Listing Rules and is subject to the approval of the independent shareholders of the Company in general meeting, at which Hanny Holdings and its associates shall abstain from voting on the resolution regarding the Proposed Disposal. A circular containing, among other things, further details of the Proposed Disposal and a notice convening the extraordinary general meeting of the shareholders of the Company will be despatched as soon as practicable. An independent financial adviser will be appointed to advise the independent board committee of the Company on the fairness and reasonableness of the Proposed Disposal.

DEFINITIONS

"CSH Sale Shares"	91,635,700 Sing Pao Shares being held by the Company's wholly owned subsidiaries
"CSH Sale Warrants"	Sing Pao Warrants in the aggregate amount of HK$3,050,000 being held by the Company's wholly owned subsidiaries
"CSH Sale Loan"	the shareholder's loan in the amount of HK$15,504,800, being part of the remaining indebtedness owed by Sing Pao Group to Glory Dynamic upon Completion
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, the securities of which are listed on the Stock Exchange
"Completion"	the completion of the S&P Agreement
"Directors"	the directors of the Company
"GEM"	The Growth Enterprise Market of the Stock Exchange
"GEM Listing Rules"	The Rules Governing the Listing of Securities on GEM
"Glory Dynamic"	Glory Dynamic Limited, a company incorporated in the British Virgin Islands, a wholly-owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"Hanny Holdings"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Stock Exchange
"Last Trading Day"	21st November 2002, being the last full trading day immediately prior to the suspension of trading in the securities of Sing Pao and Sun Media on the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Main Board"	the same meaning as defined in the GEM Listing Rules
"Proposed Disposal"	the proposed disposal of the CSH Sale Shares, CSH Sale Warrants and CSH Sale Loan
"Settlement Deed"	the deed of settlement to be entered into, inter alia, between Glory Dynamic (as one of the creditors) and Sing Pao and its wholly-owned subsidiary, Sing Pao Newspaper Company Limited (as the debtors) in relation to the shareholder's loans advanced by Glory Dynamic and other creditors to the Sing Pao Group
"Sing Pao"	Sing Pao Media Group Limited, a company incorporated in the Cayman Islands with limited liability, the securities of which are listed on the Growth Enterprise Market of the Stock Exchange
"Sing Pao Group"	Sing Pao and its subsidiaries
"Sing Pao Newspaper"	Sing Pao Newspaper Company Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of Sing Pao
"Sing Pao Shares"	ordinary shares of par value of HK$0.05 each in the capital of Sing Pao
"Sing Pao Warrants"	the warrants issued by Sing Pao entitling the holders thereof to subscribe in cash up to HK$76,910,450 for new Sing Pao Shares at the price of HK$1.26 per Sing Pao Share (subject to adjustment) at any time from 29th November, 2001 up to 28th May, 2003
"S&P Agreement"	the conditional sale and purchase agreement dated 23rd November, 2002 entered into between the Company, Hanny Holdings and Star East as

INFORMATION ON SING PAO

Sing Pao is an investment holding company and the activities of its principal subsidiaries include publication of newspaper, magazines and books, and operation of websites.

The audited consolidated net losses before and after taxation and extraordinary items for the year ended 2002 and 2001 was approximately HK$148.9 million and HK$174.3 million respectively, net asset values as at 31st March, 2002 and 31st March, 2001 amounted to approximately HK$256.2 million and HK$93.8 million respectively.

GENERAL

Hanny Holdings is a substantial shareholder of the Company and is also one of the vendors of the S&P Agreement in relation to the disposal of Hanny's interests in Sing Pao. The Proposed Disposal constitutes a connected transaction for the Company under the Listing Rules and is subject to the approval of the independent shareholders of the Company in general meeting, at which Hanny Holdings and its associates shall abstain from voting on the resolution regarding the Proposed Disposal. A circular containing, among other things, further details of the Proposed Disposal and a notice convening the extraordinary general meeting of the shareholders of the Company will be despatched as soon as practicable. An independent financial adviser will be appointed to advise the independent board committee of the Company on the fairness and reasonableness of the Proposed Disposal.

DEFINITIONS

"CSH Sale Shares"	91,635,700 Sing Pao Shares being held by the Company's wholly owned subsidiaries
"CSH Sale Warrants"	Sing Pao Warrants in the aggregate amount of HK$3,050,000 being held by the Company's wholly owned subsidiaries
"CSH Sale Loan"	the shareholder's loan in the amount of HK$15,504,800, being part of the remaining indebtedness owed by Sing Pao Group to Glory Dynamic upon Completion
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, the securities of which are listed on the Stock Exchange
"Completion"	the completion of the S&P Agreement
"Directors"	the directors of the Company
"GEM"	The Growth Enterprise Market of the Stock Exchange
"GEM Listing Rules"	The Rules Governing the Listing of Securities on GEM
"Glory Dynamic"	Glory Dynamic Limited, a company incorporated in the British Virgin Islands, a wholly-owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"Hanny Holdings"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Stock Exchange
"Last Trading Day"	21st November 2002, being the last full trading day immediately prior to the suspension of trading in the securities of Sing Pao and Sun Media on the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Main Board"	the same meaning as defined in the GEM Listing Rules
"Proposed Disposal"	the proposed disposal of the CSH Sale Shares, CSH Sale Warrants and CSH Sale Loan
"Settlement Deed"	the deed of settlement to be entered into, inter alia, between Glory Dynamic (as one of the creditors) and Sing Pao and its wholly-owned subsidiary, Sing Pao Newspaper Company Limited (as the debtors) in relation to the shareholder's loans advanced by Glory Dynamic and other creditors to the Sing Pao Group
"Sing Pao"	Sing Pao Media Group Limited, a company incorporated in the Cayman Islands with limited liability, the securities of which are listed on the Growth Enterprise Market of the Stock Exchange
"Sing Pao Group"	Sing Pao and its subsidiaries
"Sing Pao Newspaper"	Sing Pao Newspaper Company Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of Sing Pao
"Sing Pao Shares"	ordinary shares of par value of HK$0.05 each in the capital of Sing Pao
"Sing Pao Warrants"	the warrants issued by Sing Pao entitling the holders thereof to subscribe in cash up to HK$76,910,450 for new Sing Pao Shares at the price of HK$1.26 per Sing Pao Share (subject to adjustment) at any time from 29th November, 2001 up to 28th May, 2003
"S&P Agreement"	the conditional sale and purchase agreement dated 23rd November, 2002 entered into between the Company, Hanny Holdings and Star East as vendors and Sun Media as purchaser in relation to the Proposed Disposal
"Star East"	Star East Holdings Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Sun Media"	Sun Media Group Holdings Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Stock Exchange
"Sun Media Shares"	ordinary shares of par value of HK$0.02 each in the capital of Sun Media
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"Vendors"	the vendors under the S&P Agreement, namely, the Company, Hanny Holdings and Star East
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By order of the Board
Chan Ling, Eva
Executive Director

Hong Kong, 9th December, 2002

The Standard Thursday, January 2, 2003

ROSEDALE HOTEL GROUP LIMITED
(Incorporated in Bermuda with limited liability)

CHINA STRATEGIC HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)

PLACING OF EXISTING SHARES OF ROSEDALE HOTEL GROUP LIMITED BY CHINA STRATEGIC HOLDINGS LIMITED AND WAIVER APPLICATION FROM STRICT COMPLIANCE WITH RULE 8.08 OF THE LISTING RULES

As the number of shares in Rosedale Hotel Group held in public hands is below the minimum prescribed percentage laid down in rule 8.08 of the Listing Rules, Rosedale Hotel Group has applied for a waiver from strict compliance with rule 8.08 of the Listing Rules for a period until 2nd February, 2003.

Reference is made to the joint announcements dated 26th July, 2002, 7th November, 2002 and 3rd December, 2002 in relation to, among other things, the extensive group reorganisation of China Strategic Holdings Limited. Upon completion of the group reorganisation on 2nd December, 2002, the number of shares in Rosedale Hotel Group Limited held in public hands was 514,202,675, representing approximately 18.5% and below the minimum prescribed percentage laid down in rule 8.08 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Rosedale Hotel Group and China Strategic Holdings had undertaken to the Stock Exchange to take appropriate steps to ensure that sufficient public float exists in Rosedale Hotel Group by 2nd January, 2003, being one month after the date of completion of the group reorganisation. Rosedale Hotel Group has applied for a waiver from strict compliance with rule 8.08 of the Listing Rules for a period until 2nd February, 2003.

China Strategic Holdings expects to reduce its shareholdings in Rosedale Hotel Group from 893,216,620 shares, representing approximately 32.2% of the issued share capital of Rosedale Hotel Group to approximately 713,216,620 shares, representing approximately 25.7% of the issued share capital of Rosedale Hotel Group. The decrease of approximately 180,000,000 shares or 6.5% of the issued share capital of Rosedale Hotel Group will be placed to independent third parties, the effect of which will increase the shares in Rosedale Hotel Group held in public hands to 25%.

Due to the inactive market atmosphere during the holiday season, the placing of existing shares in Rosedale Hotel Group by China Strategic Holdings has not been completed. Since 2nd December, 2002, China Strategic Holdings has made endeavors to procure placees for shares in Rosedale Hotel Group through various means including liaising with placing agents, and it will continue to take active steps to place its interested shares in Rosedale Hotel Group with the objective of meeting the requirements of rule 8.08 of the Listing Rules. The placing is expected to be completed on or around 2nd February, 2003.

The Stock Exchange has stated if less than 25% of the shares in Rosedale Hotel Group are in public hands, it will closely monitor trading in the shares. If the Stock Exchange believes that a false market exists or may exist in the shares in Rosedale Hotel Group or there are insufficient shares in Rosedale Hotel Group in public hands to maintain an orderly market, it will give consideration to exercising its discretion to suspend trading in the shares of Rosedale Hotel Group. Shareholders of Rosedale Hotel Group and investors are advised to exercise caution when dealing in the shares of Rosedale Hotel Group.

By Order of the Board
ROSEDALE HOTEL GROUP LIMITED
Chan Kwok Hung
Chairman

By Order of the Board
CHINA STRATEGIC HOLDINGS LIMITED
Chan Ling, Eva
Executive director

Hong Kong, 31st December, 2002

File No. 82-3596

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE AT

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Strategic Holdings Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

CHINA STRATEGIC HOLDINGS LIMITED

中策集團有限公司

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION PROPOSED DISPOSAL OF INTERESTS IN SING PAO MEDIA GROUP LIMITED

Independent financial adviser to the independent board committee

KIM ENG
CAPITAL

KIM ENG CAPITAL (HONG KONG) LIMITED

A letter from the independent board committee of China Strategic Holdings Limited is set out on page 11 of this circular.

A letter from Kim Eng Capital (Hong Kong) Limited containing its advice to the independent board committee of China Strategic Holdings Limited is set out on pages 12 to 24 of this circular.

A notice convening an extraordinary general meeting of China Strategic Holdings Limited to be held at 10:00 a.m. on 16th January, 2003 at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong is set out on pages 30 and 31 of this circular.

Whether or not you intend to attend the extraordinary general meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon to the Company's share registrar, Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not less than forty-eight (48) hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

27th December, 2002

CONTENTS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

"associate"	has the meaning ascribed thereto in the Main Board Listing Rules
"Board"	the board of Directors
"CSH Sale Loan"	the shareholder's loan in the amount of HK$15,504,800 being part of the remaining indebtedness owed by the Sing Pao Group to Glory Dynamic upon Completion
"CSH Sale Shares"	91,635,700 Sing Pao Shares being held by the Company's wholly owned subsidiaries
"CSH Sale Warrants"	Sing Pao Warrants in the aggregate amount of HK$3,050,000 being held by the Company's wholly owned subsidiaries
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, the securities of which are listed on the Main Board
"Completion"	completion of the S&P Agreement
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be held on 16th January, 2003 at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong at 10:00 a.m.
"GEM"	the Growth Enterprise Market of the Stock Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM
"Glory Dynamic"	Glory Dynamic Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"Hanny Holdings"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Main Board
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	an independent board committee of the Company comprising the independent non-executive Directors, being Mr. David Edwin Bussmann and Ms. Choy Hok Man, Constance

"Independent Shareholders"	Shareholders, other than Hanny Holdings and its associates
"Kim Eng"	Kim Eng Capital (Hong Kong) Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"Last Trading Day"	21st November, 2002, being the last full trading day immediately prior to the suspension of trading in the securities of Sing Pao and Sun Media on the Stock Exchange
"Latest Practicable Date"	23rd December, 2002, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Listing Committee"	has the meaning ascribed thereto in the Main Board Listing Rules
"Main Board"	has the meaning ascribed thereto in the GEM Listing Rules
"Main Board Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Proposed Disposal"	the proposed disposal of the CSH Sale Shares, CSH Sale Warrants and CSH Sale Loan
"S&P Agreement"	the conditional sale and purchase agreement dated 23rd November, 2002 entered into between the Company, Hanny Holdings and Star East as vendors and Sun Media as purchaser in relation to the Proposed Disposal
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Settlement Deed"	the deed of settlement to be entered into between, inter alia, Glory Dynamic (as one of the creditors) and Sing Pao and Sing Pao Newspaper (as the debtors) in relation to the shareholder's loans advanced by Glory Dynamic and other creditors to the Sing Pao Group
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Sing Pao"	Sing Pao Media Group Limited, a company incorporated in the Cayman Islands with limited liability, the securities of which are listed on GEM
"Sing Pao Group"	Sing Pao and its subsidiaries

"Sing Pao Newspaper"	Sing Pao Newspaper Company Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of Sing Pao
"Sing Pao Shares"	ordinary shares of par value of HK$0.05 each in the capital of Sing Pao
"Sing Pao Warrants"	the warrants issued by Sing Pao entitling the holders thereof to subscribe in cash up to HK$76,910,450 for new Sing Pao Shares at the price of HK$1.26 per Sing Pao Share (subject to adjustment) at any time from 29th November, 2001 up to 28th May, 2003
"Star East"	Star East Holdings Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Main Board
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Sun Media"	Sun Media Group Holdings Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Main Board
"Sun Media Shares"	ordinary shares of par value of HK$0.02 each in the capital of Sun Media
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Vendors"	the vendors under the S&P Agreement, namely, the Company, Hanny Holdings and Star East
"Warrant(s)"	the warrant(s) of the Company issued pursuant to the warrant instrument dated 7th August, 2002
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Dr. Chan Kwok Keung, Charles
(chairman and chief executive officer)
Dr. Yap, Allan *(vice chairman)*
Mr. Li Wa Kin *(Deputy Managing Director)*
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva

Alternate Directors:
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard *(Alternate to Dr. Yap, Allan)*
Mr. Lau Ko Yuen, Tom
(Alternate to Ms. Chau Mei Wah, Rosanna)

Independent non-executive Directors:
Mr. David Edwin Bussmann
Ms. Choy Hok Man, Constance

Registered office:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

27th December, 2002

To the Shareholders and for information only,
the holders of Warrants and share options

Dear Sir/Madam,

CONNECTED TRANSACTION
PROPOSED DISPOSAL OF INTERESTS IN SING PAO MEDIA GROUP LIMITED

INTRODUCTION

On 9th December, 2002, the Board announced that the Company, as one of the Vendors, had entered into a conditional sale and purchase agreement with Sun Media as the purchaser relating to, among others, the disposal to Sun Media of 91,635,700 Sing Pao Shares, and an aggregate amount of HK$3,050,000 Sing Pao Warrants and shareholder's loan of approximately HK$15.5 million owing from the Sing Pao Group to the Group on Completion. The Company shall also procure its wholly-owned subsidiary, Glory Dynamic, to enter into a settlement deed, pursuant to which Glory Dynamic will waive and assign part of the existing shareholder's loan advanced to the Sing Pao Group to Sun Media.

Hanny Holdings is a substantial shareholder of the Company and is also one of the Vendors under the S&P Agreement in relation to the disposal of interests in Sing Pao by Hanny Holdings. The Proposed Disposal constitutes a connected transaction for the Company under the Main Board Listing Rules and is subject to the approval of the Independent Shareholders at the EGM, at which Hanny Holdings and its associates would abstain from voting.

The purpose of this circular is to provide you with further information in relation to the terms of the S&P Agreement, the advice of the Independent Board Committee, the letter of advice from Kim Eng to the Independent Board Committee in relation to the Proposed Disposal and the notice of the EGM.

THE S&P AGREEMENT

Date

23rd November, 2002

Parties

Vendors: the Company

Hanny Holdings, a substantial shareholder of the Company holding approximately 14.55% interests in the Company as at the Latest Practicable Date.

Star East, not a connected person of the Company or a subsidiary or an associate as defined under the Main Board Listing Rules, or any of the connected person of the Company.

Purchaser: Sun Media, an independent third party not connected with the directors, chief executive and substantial shareholder of the Company or its subsidiaries or an associate of any of them as defined under the Main Board Listing Rules.

Assets to be disposed of by the Company

The assets to be disposed of by the Group comprise:

(a) the CSH Sale Shares, comprising an aggregate of 91,635,700 Sing Pao Shares, representing approximately 19.56% of Sing Pao's issued share capital as at the Latest Practicable Date;

(b) the CSH Sale Warrants, comprising an amount of HK$3,050,000 Sing Pao Warrants, entitling the holders thereof to subscribe for up to 2,420,634 new Sing Pao Shares at a subscription price of HK$1.26 (subject to adjustment) per Sing Pao Share, representing approximately 4% of the total amount of outstanding Sing Pao Warrants as at the Latest Practicable Date; and

(c) the CSH Sale Loan, in the amount of approximately HK$15.5 million.

Consideration

The total consideration payable by Sun Media to the Company for the CSH Sale Shares will be satisfied by Sun Media issuing to the Company (or as it may direct) on Completion 549,814,200 new Sun Media Shares, representing (i) approximately 4.7% of the existing issued ordinary share capital of Sun Media as at the Latest Practicable Date; and (ii) approximately 4.2% of the enlarged issued ordinary share capital of Sun Media (immediately after issue of new Sun Media Shares pursuant to the S&P Agreement), in the ratio of 6 Sun Media Shares for each CSH Sale Share as consideration for the CSH Sale Shares.

Based on the latest closing prices of HK$0.06 per Sun Media Share and HK$0.35 per Sing Pao Share respectively quoted on the Stock Exchange on the Last Trading Day, the market value of 549,814,200 new Sun Media Shares is valued at approximately HK$33 million and the consideration would value each Sing Pao Share at HK$0.36 per share, representing:

(a) a premium of 2.86% over the closing price of HK$0.35 per Sing Pao Share as quoted on the Stock Exchange on the Last Trading Day;

(b) no premium/discount over/to the closing price of HK$0.36 per Sing Pao Share as quoted on the Stock Exchange on the Latest Practicable Date;

(c) a premium of approximately 0.84% over the average closing price of about HK$0.357 per Sing Pao Share as quoted on the Stock Exchange for the last 10 full trading days up to and including the Latest Practicable Date; and

(d) a discount of approximately 40.89% to the latest published unaudited net asset value per Sing Pao Share of approximately HK$0.609 as at 30th September, 2002 based on Sing Pao's latest interim report for the six months ended 30th September, 2002.

The 549,814,200 new Sun Media Shares to be issued to the Company (or its nominee) will be subject to a lock-up period of 18 months from the date of Completion.

Based on the closing price of the Sing Pao Shares of HK$0.35 each quoted on the Stock Exchange on the Last Trading Day, the market value of the CSH Sale Shares is approximately HK$32 million.

The total consideration payable by Sun Media for the CSH Sale Warrants is HK$1.00 and shall be satisfied in cash on Completion.

The consideration payable by Sun Media for the CSH Sale Loan will be satisfied by Sun Media issuing to the Company (or as it may direct) 155,048,000 new Sun Media Shares at an issue price of HK$0.10 per Sun Media Share at the expiry of two calendar years from the date of Completion, representing (i) approximately 1.33% of the issued ordinary share capital of Sun Media as at the Latest Practicable Date and (ii) approximately 1.14% of the enlarged issued ordinary share capital of Sun Media after the issue of new Sun Media Shares pursuant to the S&P Agreement and Settlement Deed.

Based on the closing price of HK$0.06 per Sun Media Share as quoted on the Stock Exchange on the Last Trading Day, the market value of 155,048,000 new Sun Media Shares is approximately HK$9.3 million. The issue price of HK$0.10 per Sun Media Share represents:

(a) a premium of approximately 66.67% over the closing price of HK$0.06 per Sun Media Share as quoted on the Stock Exchange on the Last Trading Day;

(b) a premium of approximately 66.11% over the average closing price of HK$0.0602 per Sun Media Share as quoted on the Stock Exchange for the last 10 full trading days up to and including the Last Trading Day;

(c) a premium of approximately 56.25% over the closing price of HK$0.064 per Sun Media Share as quoted on the Stock Exchange on 19th December, 2002, being the last trading day of Sun Media Shares prior to the suspension thereof before the Latest Practicable Date; and

(d) a premium of approximately 61.29% over the average closing price of about HK$0.062 per Sun Media Share as quoted on the Stock Exchange for the last 10 full trading days up to and including 19th December, 2002.

The 155,048,000 new Sun Media Shares to be issued to the Company or its nominee will be subject to a lock-up period of 12 months from the date of issue and allotment of such shares to the Company.

Basis on which the consideration for the Proposed Disposal was determined

The consideration for the Proposed Disposal has been arrived at after arm's length negotiations between the Company and Sun Media with reference to, amongst other things, the respective closing price of the Sing Pao Shares and Sun Media Shares on the Stock Exchange on the Last Trading Day and the operating results and financial position of Sing Pao as disclosed in its latest interim report for the six months ended 30th September, 2002.

Settlement Deed

As one of the conditions precedent to Completion, the Company will procure Glory Dynamic to enter into the Settlement Deed, pursuant to which Glory Dynamic will waive part of the existing shareholder's loan advanced to the Sing Pao Media Group, inclusive of all interest accrued thereon up to and including the date of Completion, so as to reduce the total outstanding amount of indebtedness owing from the Sing Pao Group to Glory Dynamic as at Completion to approximately HK$23.3 million, out of which approximately HK$15.5 million would be assigned to Sun Media in the aforesaid manner. The remaining shareholder's loan of approximately HK$7.8 million will carry interest at the prime rate and be due and repayable by the Sing Pao Group on the date falling on the expiry of 30 calendar months after the year end of any financial year of Sing Pao after Completion in respect of which Sing Pao generates profits after taxation in its audited accounts, provided that the relevant payment date shall not fall on a date after the 20th anniversary of the date of Completion. As at 23rd November, 2002, Sing Pao Group is indebted to Glory Dynamic in an aggregate amount of HK$40 million.

Conditions and Completion

Completion will take place on the 4th business day after fulfillment or waiver of all the conditions precedent which include, amongst other things, the following:

(a) (if required) the passing of the necessary resolutions by the shareholders of Sing Pao (other than those, including the Vendors, who are required to abstain from voting under the GEM Listing Rules and the applicable laws) in general meeting to approve the terms of and the transactions contemplated under the S&P Agreement and the Settlement Deed;

(b) (where applicable) all transactions contemplated in the S&P Agreement and under the Settlement Deed will comply with all relevant provisions of the Takeovers Code including obtaining the consent of the Executive (as defined in the Takeovers Code) if required;

(c) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the new Sun Media Shares to be issued by Sun Media pursuant to the S&P Agreement and in connection with the possible mandatory general offers for all the securities of Sing Pao on the Main Board without any conditions or restrictions (or subject to such conditions as may be agreed by the Vendors);

(d) if required, the passing of necessary resolution by the shareholders of any of the Vendors (other than those who are required to abstain from voting under the Main Board Listing Rules and the applicable laws) in general meetings to approve the terms of and the transaction contemplated under or incidental to the S&P Agreement and the Settlement Deed; and

(e) the wholly-owned subsidiaries of the Vendors, Star East, Sing Pao and Sing Pao Newspaper having executed the Settlement Deed.

If the conditions precedent are not fulfilled or waived by the parties to the S&P Agreement by 5:00 p.m. on 28th February, 2003 (or such later date as may be agreed by the parties in writing), all rights, obligations and liabilities of the parties shall cease and determine and none of the parties shall have any claim against the other save for any antecedent breach.

Upon Completion, 549,814,200 new Sun Media Shares will be issued to the Company (or as it may direct) pursuant to the S&P Agreement, representing (i) approximately 4.7% of the existing issued share capital of Sun Media as at the Latest Practicable Date and (ii) approximately 4.2% of the enlarged issued share capital of Sun Media after the issue of new Sun Media Shares pursuant to the S&P Agreement. An additional 155,048,000 new Sun Media Shares will be issued to the Company (or as it may direct) at the expiry of two calendar years from the date of Completion. Accordingly, the Group will hold in aggregate 704,862,200 Sun Media Shares, representing (i) approximately 6.05% of the existing issued share capital of Sun Media as at the Latest Practicable Date and (ii) approximately 5.2% of the enlarged issued share capital of Sun Media after the issue of new Sun Media Shares pursuant to the S&P Agreement and the Settlement Deed.

REASONS FOR AND BENEFITS OF THE PROPOSED DISPOSAL

The Proposed Disposal will allow the Group to exchange its current investment in conventional print media business for an investment in a more diversified, young and dynamic media enterprise with cross media network covering the Greater China.

Based on the current financial position of the Sing Pao Group, neither the Group nor Sing Pao can be certain as to when the Sing Pao Group can commence repaying the shareholder's loan advanced by the Group. The arrangements contemplated under the Settlement Deed and assignment of the CSH Sale Loan to Sun Media would at least allow the Group to receive new Sun Media Shares in two years' time.

As a result of the Proposed Disposal, the Company would record an unaudited loss of approximately HK$22 million which is determined with reference to the closing price of Sun Media of HK$0.06 each quoted on the Last Trading Day and the net assets of the Company would decrease by the same amount accordingly.

The other vendors, including Hanny Holdings and Star East are subject to the same basis for the Proposed Disposal pursuant to the S&P Agreement and the Settlement Deed.

INFORMATION ON THE COMPANY

The Company is an investment holding company and the subsidiaries of which are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects.

INFORMATION ON SUN MEDIA

Based on the public information on Sun Media, Sun Media is a company incorporated as an exempted company with limited liability in Bermuda with its securities listed on the Main Board. Sun Media and its subsidiaries are principally engaged in the operations of satellite television channels, provision of content to various platforms including satellite television and syndication networks and the publication, distribution and sales of audio-video products.

The audited consolidated net losses before and after taxation and extraordinary items for the year ended 31st March, 2002 and 2001 was approximately HK$69.6 million and HK$125.8 million respectively, net asset values as at 31st March, 2002 and 31st March, 2001 amounted to approximately HK$403.6 million and HK$185.5 million respectively.

INFORMATION ON SING PAO

Sing Pao is an investment holding company and the activities of its principal subsidiaries include publication of newspaper, magazines and books, and operation of websites.

The audited consolidated net losses before and after taxation and extraordinary items for the year ended 31st March, 2002 and 2001 was approximately HK$148.9 million and HK$174.3 million respectively, net asset values as at 31st March, 2002 and 31st March, 2001 amounted to approximately HK$256.2 million and HK$93.8 million respectively.

CONNECTION BETWEEN THE PARTIES

Hanny Holdings is a substantial shareholder of the Company and is also one of the Vendors under the S&P Agreement in relation to the disposal of interests in Sing Pao by Hanny Holdings. The Proposed Disposal constitutes a connected transaction for the Company under the Main Board Listing Rules and is subject to the approval of the Independent Shareholders at the EGM, at which Hanny Holdings and its associates would abstain from voting.

EGM

There is set out on pages 30 and 31 a notice convening the EGM at which ordinary resolution will be proposed to approve the S&P Agreement and the transactions contemplated therein.

A proxy form for use at the EGM is enclosed. Whether or not you intend to attend the EGM, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company's share registrars, Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not less than forty-eight (48) hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.

RECOMMENDATION

Your attention in drawn to the letter from the Independent Board Committee set out on page 11 of this circular which contains the recommendation of the Independent Board Committee to the Independent Shareholders concerning the Proposed Disposal and the letter from Kim Eng to the Independent Board Committee set out on pages 12 to 24 of this circular containing its advice to the Independent Board Committee in this regard.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information contained in the appendix and the notice of the EGM set out in this circular.

Yours faithfully,
For and on behalf of
China Strategic Holdings Limited
Chan Ling, Eva
Executive Director

CHINA STRATEGIC HOLDINGS LIMITED

中策集團有限公司

(Incorporated in Hong Kong with limited liability)

27th December, 2002

To the Independent Shareholders

Dear Sir/Madam,

CONNECTED TRANSACTION
PROPOSED DISPOSAL OF INTERESTS IN
SING PAO MEDIA GROUP LIMITED

We have been appointed as members of the Independent Board Committee to advise the Independent Shareholders in respect of the Proposed Disposal, details of which are set out in the "Letter from the Board" on pages 4 to 10 of the circular dated 27th December, 2002 (the "Circular") to the shareholders of the Company. Unless the context otherwise requires, terms defined in the Circular shall have the same meanings when used in this letter.

Your attention is drawn to the advice of Kim Eng in respect of the Proposed Disposal as set out in the "Letter from Kim Eng" on pages 12 to 24 of the Circular. Having taken into account the advice of Kim Eng, we consider the terms of the S&P Agreement and Settlement Deed to be fair and reasonable so far as the Independent Shareholders are concerned and that the Proposed Disposal is in the interests of the Company. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution which will be proposed at the EGM to approve the Proposed Disposal.

Yours faithfully,
For and on behalf of
The Independent Board Committee
David Edwin Bussmann **Constance Choy Hok Man**
Independent non-executive Directors

The following is the text of a letter of advice from Kim Eng, the independent financial adviser, which has been prepared for the purpose of incorporation into this circular, setting out its advice to the Independent Board Committee in connection with the Proposed Disposal.

KIM ENG
CAPITAL

Kim Eng Capital (Hong Kong) Limited
Room 1901, 19th Floor,
Bank of America Tower
12 Harcourt Road
Central
Hong Kong

27th December, 2002

To the Independent Board Committee
China Strategic Holdings Limited
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Dear Sirs,

CONNECTED TRANSACTION PROPOSED DISPOSAL OF INTERESTS IN SING PAO MEDIA GROUP LIMITED

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee in relation to the Proposed Disposal, details of which are contained in a circular to the Shareholders dated 27th December, 2002 (the "Circular"), of which this letter forms part. Terms defined in this letter shall, unless the context otherwise requires, have the same meaning in this Circular.

Hanny Holdings is a substantial shareholder of the Company and is also one of the Vendors of the S&P Agreement in relation to the disposal of Hanny Holdings' interest in Sing Pao. The Proposed Disposal constitutes a connected transaction for the Company under the Main Board Listing Rules and is subject to the approval of the Independent Shareholders in general meeting, at which Hanny Holdings and its associates shall abstain from voting on the resolution regarding the Proposed Disposal. The Independent Board Committee, comprising Mr. David Edwin Bussmann and Ms. Choy Hok Man, Constance, has been constituted to give advice and a recommendation to the Independent Shareholders in this regard.

BASIS OF OUR OPINION

In formulating our opinion, we have relied, to a considerable extent, on the information, statements, opinions, representations and facts supplied to us by the Company and the Directors and have assumed that all such information and facts and any representations made to us are true, accurate and complete at the time when they were made and continue to be so as at the date hereof. We have also assumed that all information, representations and opinions contained or referred to in the Circular are fair and reasonable and have relied on them. We have sought and received information from the Directors that all relevant information has been supplied to us and that no material facts have been omitted and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate or misleading.

The Directors have jointly and severally accepted full responsibility for the accuracy of the information contained in the Circular, having made all reasonable enquiries that, to the best of their knowledge and belief, opinions expressed in the Circular have been arrived at after due and careful consideration and there are no other facts not contained in the Circular the omission of which would make any statement in the Circular misleading.

We consider that we have reviewed sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs of the Company or any of its subsidiaries and associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our recommendation and arriving at our opinion as to the fairness and reasonableness of the terms of the Proposed Disposal, we have considered the following principal factors and reasons:

1. Background of the Proposed Disposal

The S&P Agreement

On 23rd November, 2002, the Company, as one of the Vendors, entered into a conditional sale and purchase agreement with Sun Media as purchaser relating to, among others, the disposal to Sun Media of (i) CSH Sale Shares, comprising an aggregate of 91,635,700 Sing Pao Shares; (ii) CSH Sale Warrants, comprising an amount of HK$3,050,000 Sing Pao Warrants; and (iii) CSH Sale Loan, in the amount of approximately HK$15.5 million owing from the Sing Pao Group to the Group on Completion.

Sun Media will settle the consideration for the CSH Sale Shares by issuing 549,814,200 new Sun Media Shares to the Company (or its nominee), in the ratio of 6 Sun Media Shares for each CSH Sale Share and the consideration for the CSH Sale Loan shall be satisfied by Sun Media issuing 155,048,000 new Sun Media Shares to the Company (or its nominees) at the price of HK$0.10 per Sun Media Share at the expiry of two calendar years from the date of Completion.

The total consideration payable by Sun Media for the CSH Sale Warrants is HK$1.00 and to be satisfied in cash on Completion.

Settlement Deed

As at 23rd November, 2002, Sing Pao is indebted to Glory Dynamic, a wholly-owned subsidiary of the Company, in the aggregate amount of HK$40 million. As one of the conditions precedent to Completion, the Company will procure Glory Dynamic to enter into the Settlement Deed, pursuant to which Glory Dynamic will waive part of the existing shareholder's loan advanced to the Sing Pao Group, inclusive of all interest accrued thereon up to and including the date of Completion, so as to reduce the total outstanding amount of indebtedness due from the Sing Pao Group to the Group to approximately HK$23.3 million.

The aggregate amount of approximately HK$23.3 million will be settled in the following manner:

i) HK$15.5 million will be satisfied by Sun Media issuing to the Company (or it may direct) 155,048,000 new Sun Media Shares at an issue price of HK$0.10 per Sun Media Share at the expiry of two calendar years from the date of Completion; and

ii) the remaining shareholder's loan of approximately HK$7.8 million will carry interest at prime rate and be due and repayable by the Sing Pao Group on the date falling on the expiry of 30 calendar months after the year end of any financial year of Sing Pao after Completion in respect of which Sing Pao generates profits after taxation in its audited accounts, provided that the relevant payment date shall not fall on a date after the 20th anniversary of the date of Completion.

The consideration for the Proposed Disposal has been arrived at after arm's length negotiations between the Company and Sun Media with reference to, amongst other things, the respective closing price of the Sing Pao Shares and Sun Media Shares quoted on the Stock Exchange on the Last Trading Day, the operating results and financial position of Sing Pao as disclosed in its latest interim report for the six months ended 30th September, 2002.

2. **Reasons of the Proposed Disposal**

Sing Pao Group is principally engaged in the publication of newspaper, magazines and books and operation of website. Based on the information contained in the annual report of Sing Pao for the year ended 31st March, 2002, the net loss of Sing Pao was approximately HK$149 million or loss of approximately HK$1.30 per Sing Pao Share. Moreover, Sing Pao incurred additional net loss of approximately HK$72 million for the six months ended 30th September, 2002 or loss of approximately HK$0.305 per Sing Pao Share.

On the other hand, the Sun Media Group is principally engaged in the operations of satellite television channels, provision of content to various platforms including satellite television and syndication networks and the publication, distribution and sales of audio-video products. Based on the information contained in the latest annual report of Sun Media, Sun Media has incurred a net loss for the year ended 31st March, 2002 of approximately HK$69.6 million or loss of approximately HK$0.95 per Sun Media Share.

As stated in the "Letter of the Board", the Directors consider that the Proposed Disposal will allow the Group to exchange its current investment in conventional print media business for an investment in a more diversified, young and dynamic media enterprises with cross media network covering the Greater China.

As further mentioned in the "Letter from the Board", based on the current financial position of the Sing Pao Group, neither the Group nor Sing Pao can be certain as to when the Sing Pao Group can commence to repay the shareholder's loan advanced by the Group. The arrangements contemplated under the Settlement Deed and assignment of the CSH Sale Loan to Sun Media would at least allow the Group to receive new Sun Media Shares in two years' time.

Pursuant to the S&P Agreement and the Settlement Deed, the other Vendors, including Hanny Holdings and Star East are subject to the same basis for the Proposed Disposal. Accordingly, we are of the view that the terms under the S&P Agreement and the Settlement Deed are no less favourable to the Company than terms to other Vendors, namely Hanny Holdings and Star East.

Given that (i) the Proposed Disposal may provide the Group with an opportunity to exchange its investment in conventional print media business for an investment in a diversified media enterprise, the Proposed Disposal may assist the Group to add new business perspective and diversify on its existing investments; and (ii) the uncertainty of the repayment of the shareholder's loan advanced by the Group to the Sing Pao Group, we are of the view that the Proposed Disposal is in the interests of the Company and the Shareholders as a whole.

3. **Performance of Sing Pao and Sun Media**

i) *Share price and trading volume*

Pursuant to the S&P Agreement, Sun Media will issue new Sun Media Shares in the ratio of 6 Sun Media Shares for each CSH Sale Share as consideration for the CSH Sale Shares which was after arm's length negotiation between the parties to the S&P Agreement. Based on the closing price of HK$0.06 per Sun Media Share as at the Last Trading Day ("Sun Media Closing Price"), the 549,814,200 new Sun Media Shares to be issued by Sun Media to the Company bear a market value of approximately HK$33 million. On the other hand, based on the closing price of Sing Pao Shares of HK$0.35 quoted on the Last Trading Day ("Sing Pao Closing Price", together with Sun Media Closing Price, the "Closing Prices"), the market value of CSH Sale Shares was approximately HK$32 million.

Set out below are the closing price/average closing prices of the Sun Media Shares as quoted on the Stock Exchange on the date/during the respective periods as stated below and the discount to such prices based on the Sun Media Closing Price:

Date/period	Closing price/ average closing price of Sun Media for the period	Discount to the average closing price of the Sun Media Share based on the Sun Media Closing Price
As at the Last Trading Day	HK$0.06	N.A.
Ten trading days period up to and including the Last Trading Day	HK$0.0602	0.33%
30 trading days period up to and including the Last Trading Day	HK$0.0607	1.15%

Source: Bloomberg

Set out below are the closing price/average closing prices of the Sing Pao Shares as quoted on the Stock Exchange on the date/during the respective periods as stated below and the premium over such prices based on the Sing Pao Closing Price:

Date/period	Closing price/ average closing price of Sing Pao for the period	Premium over the average closing price of the Sing Pao Share based on Sing Pao Closing Price
As at the Last Trading Day	HK$0.35	N.A.
Ten trading days period up to and including the Last Trading Day	HK$0.35	Nil
30 trading days period up to and including the Last Trading Day	HK$0.3483	0.49%

Source: Bloomberg

As shown in the above tables, given that (i) the Sun Media Closing Price represents a discount in a range of approximately 0.33% to 1.15% to the average closing prices for different periods and the Sing Pao Closing Price equals to the average closing price of Sing Pao for the ten trading days period up to and including the Last Trading Day and represents a premium of approximately 0.49% to the average closing price for 30 trading days up to and including the Last Trading Day as described above; and (ii) based on the market value of CSH Sale Shares of approximately HK$32 million, it is comparable with the market value of the 549,814,200 new Sun Media Shares as stated above, we consider that it is fair to use the Closing Prices as reference to determine the exchange ratio of 6 Sun Media Shares for each CSH Sale Share and, accordingly, we are of the view that the consideration for the disposal of the CSH Sale Shares is fair and reasonable.

Based on the Sun Media Closing Price, the market value of 155,048,000 new Sun Media Shares to be issued for settlement of the CSH Sale Loan is approximately HK$9.3 million, represents a discount of approximately 40.0% to the value of the CSH Sale Loan. The issue price of HK$0.10 per Sun Media Share to be issued for settlement of the CSH Sale Loan at the expiry of two calendar years from the date of Completion represents (i) a premium of approximately 66.67% to the Sun Media Closing Price and (ii) a premium of approximately 66.11% to the average closing price of HK$0.0602 per Sun Media Share as quoted on the Stock Exchange for the last 10 trading days up to and including the Last Trading Day.

Although the issue price of HK$0.10 per Sun Media Share to be issued for settlement of the CSH Sale Loan represents a premium to the Sun Media Closing Price, we have taken into account (i) the current financial position of Sing Pao Group, neither the Group nor Sing Pao can be certain as to when the Sing Pao Group can commence repay the shareholder's loan advanced by the Group as mentioned under the heading "Reasons for the Proposed Disposal" above; and (ii) the terms of CSH Sale Loan were after arm's length negotiation between the parties to the S&P Agreement, we concur with the Directors' view that the arrangements contemplated under the Settlement Deed and assignment of the CSH Sale Loan to Sun Media would at least allow the Group to receive new Sun Media Shares in two years' time, which is in the interests of the Shareholders and beneficial to all Shareholders in the longer term. Shareholders should note that the issue of new Sun Media Shares for the settlement of the CSH Sale Loan will happen two years from Completion and the market value of the new Sun Media Shares to be issued pursuant to the Settlement Deed at the time of issue is impossible to predict since the market price of the Sun Media Shares may be higher or lower than the issue price of HK$0.10 per Sun Media Share.

The following diagram depicts the historical closing prices and the trading volume of Sun Media Shares from 1st January, 2002 up to and including 21st November, 2002, being the Last Trading Day:


Share price
HK$
0.16
0.15
0.14
0.13
0.12
0.11
0.10
0.09
0.08
0.07
0.06
0.05
Trading volume (million)
800
700
600
500
400
300
200
100
0
2002 Jan
Feb
Mar
Apr
May
June
July
Aug
Sept
Oct
Nov
Last Trading Day

Source: Bloomberg

In addition, the following diagram depicts the historical closing prices and the trading volume of the Sing Pao Shares from 1st January, 2002 up to and including 21st November, 2002, being the Last Trading Day:


Share price
HK$
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
Trading volume (million)
2.5
2.0
1.5
1.0
0.5
0
2002 Jan
Feb
Mar
Apr
May
June
July
Aug
Sept
Oct
Nov
Last Trading Day

Source: Bloomberg

As illustrated in the diagram above regarding Sing Pao, the liquidity of Sing Pao Shares was low, with a daily trading volume of approximately 40,000 Sing Pao Shares since the beginning of 1st January, 2002 up to and including 21st November, 2002 out of the entire issued share capital of Sing Pao of 468,424,181 Sing Pao Shares as at 30th September, 2002, represented approximately 0.0085%.

Meanwhile, the average daily trading volume of Sun Media Shares since the beginning of January 2002 and until 21st November 2002 was approximately 70 million Sun Media Shares out of the entire issued share capital of approximately 11,653,240,302 Sun Media Shares as at 19th December, 2002, represented approximately 0.6%. Despite the liquidity of Sun Media is slightly higher than that of Sing Pao Shares as stated above, the liquidity of the Sun Media Shares remained relatively low during the said period as indicated above.

Shareholders should note that the 549,814,200 new Sun Media Shares to be issued to the Company (or its nominee) for the settlement of the CSH Sale Shares will be subject to a lock-up period of 18 months from the date of Completion and the 155,048,000 new Sun Media Shares to be issued to the Company (or its nominee) for the settlement of the CSH Sale Loan will be subject to a lock-up period of 12 months from the date of issue and allotment of such shares to the Company (or its nomiee).

Despite the fact that (i) the relatively low liquidity of the Sun Media Shares; (ii) the respective lock-up periods for the issue of Sun Media Shares for the settlement of the CSH Sale Shares and CSH Sale Loan; and (iii) the payment method by way of issuance of new Sun Media Shares, we have considered the fairness and reasonableness of the terms of the Proposed Disposal, including the reasons as stated under the heading "Reasons of the Proposed Disposal" above, in particular, the Proposed Disposal may assist the Group to add new business perspective and diversify on its existing business and the uncertainty as of when the Sing Pao Group can repay shareholder's loan.

Based on the aforesaid explanation, we are of the view that the potential benefits arising from the successful implementation of the Proposed Disposal out-weigh the limitation of the liquidity of the Sun Media Shares and the respective lock-up periods for the issue of Sun Media Shares as mentioned above and the Proposed Disposal is in the interests of the Company and the Shareholders as a whole.

4. **Disposal of CSH Sale Warrants**

Based on the S&P Agreement, the total consideration payable by Sun Media for the CSH Sale Warrants is HK$1.00 to be satisfied in cash on Completion. The CSH Sale Warrants comprising of an amount of HK$3,050,000 Sing Pao Warrants entitling the holders thereof to subscribe for up to 2,420,634 new Sing Pao Shares at a subscription price of HK$1.26 (subject to adjustment) per Sing Pao Share. The CSH Sale Warrants are exercisable before 28th May, 2003. Based on the closing price of HK$0.35 per Sing Pao Share on the Last Trading Day, the subscription price of HK$1.26 represents a premium of approximately 260%.

Given that the CSH Sale Warrants will be expired at about six months from the Latest Practicable Date and the subscription price is approximately 260% over the market price as at the Last Trading Day which is substantially out-of-the money, we are of the view that the consideration for the disposal of the CSH Sale Warrants is fair and reasonable.

5. **Conditions of the S&P Agreement**

Completion of the S&P Agreement is conditional upon, among other things (a) (if required) the passing of the necessary resolutions by the shareholders of Sing Pao (other than those, including the Vendors, who are required to abstain from voting under the GEM Listing Rules and the applicable laws) in general meeting to approve the terms of and the transactions contemplated under the S&P Agreement and the Settlement Deed; (b) all necessary regulatory approval and/or consent pursuant to, inter alias, the Main Board Listing Rules, the GEM Board Listing Rules and the Takeovers Code being obtained; (c) if required, the passing of necessary resolution by the shareholders of any of the Vendors (other than those who are required to abstain from voting under the Main Board Listing Rules and the applicable laws) in general meetings to approve the terms of and the transaction contemplated under or incidental to the S&P Agreement and the Settlement Deed; and (d) the wholly-owned subsidiaries of the Vendors, Star East, Sing Pao and Sing Pao Newspaper having executed the Settlement Deed.

Accordingly, with the Proposed Disposal constitutes a connected transaction for the Company under the Listing Rules and is subject to the approval of the Independent Shareholders in general meeting, which in turn, constitutes as one of the conditions precedent of the S&P Agreement as mentioned above. In the event that the resolution regarding the Proposed Disposal is not approved by the Independent Shareholders, the S&P Agreement will not proceed.

6. **Effect on the Company's financial position**

i) *Net tangible assets value*

The following table illustrated the unaudited pro-forma adjusted consolidated net tangible assets value of the Group before and after the Proposed Disposal:

		Approximately HK$ million
Audited consolidated net assets value as at 31st December, 2001		2,220.8
Add:	Interim results for the six months ended 30th June, 2002	(153.7)
	Share of associates's reserve movements for the six months ended 30th June, 2002	0.8
	Exchange differences arising on translation of financial statements of overseas operations for the six months ended 30th June, 2002	(0.8)
	Reserves realised upon disposal/dilution of subsidiaries/associates	(0.3)
	Net proceeds from placement of Shares in June 2002	17.7
Unaudited consolidated net assets value as at 30th June, 2002		2,084.5

	Approximately HK$ million
Add: Negative goodwill less goodwill attributable to the Group as at 30th June, 2002	15.6
Net proceeds from rights issue in the Company which was completed in August 2002	40.0
Less: Goodwill arising from acquisition of Companion Building Material International Holdings Limited ("Companion") *(Note 1)*	(86.5)
Changes in unaudited pro-forma adjusted consolidated net tangible assets value of the Group upon completion of the deemed disposal of China Land Group Limited *(Note 2)* ("China Land"), acquisition of China Land by Ananda Wing On Travel (Holdings) Limited ("Ananda Wing On"), proposed acquisition of Rosedale Hotel Group Limited, Shropshire Property Limited and Makerston Limited by China Land *(Note 3)*	(54.8)
Unaudited pro-forma adjusted consolidated net tangible assets value of the Group before the Proposed Disposal	1,998.8
Effect of the Proposed Disposal *(Note 4)*	(22.0)
Unaudited pro-forma adjusted consolidated net tangible assets value of the Group after exchange of Sing Pao Shares with new Sun Media Shares and upon execution of the Settlement Deed	1,976.80
Unaudited pro-forma adjusted consolidated net tangible assets value per Share after the Proposed Disposal (Note 5)	*HK$2.38*
Unaudited pro-forma adjusted consolidated net tangible assets value per Share before the Proposed Disposal (Note 5)	*HK$2.41*

Notes:

1. Goodwill represented the excess of the cost of acquisition over the Group's interest in the amount of the identifiable assets and liabilities of Companion with reference to audited net liabilities of Companion as at 31st March, 2002 and adjustments for deficit arising from revaluation of properties and estimated net proceeds of the subscription and placing of Companion's shares which were stated in the circular issued by Companion dated 22nd July, 2002. The name of Companion has been changed to Dong Fang Gas Holdings Limited with effect from 24th September, 2002.

2. The name of China Land Group Limited has been changed to Rosedale Hotel Group Limited with effect from 9th December, 2002.

3. The amount represented the changes in the unaudited pro-forma adjusted consolidated net tangible assets value attributable to the dilution of the Group's direct interests in China Land from approximately 65.6% to 22.0% and the acquisition of China Land by Ananda Wing On with reference to the enlarged net assets value of China Land and its subsidiaries upon completion of the proposal agreements stated in the circular issued by China Land dated 5th October, 2002.

4. As stated in the " Letter of the Board", as a result of the Proposed Disposal, the Company would record unaudited loss of approximately HK$22 million which is determined with reference to the closing price per Sun Media Share of HK$0.06 each quoted on the Last Trading Day and the net assets value of the Company would decrease by the same amount accordingly.

5. Based on 829,468,413 Shares in issue as at the Latest Practicable Date.

Based on the above table and the audited financial statements of the Group for the year ended 31st December, 2001, the unaudited pro-forma adjusted consolidated net tangible assets value of the Group before the Proposed Disposal was approximately HK$1,998.8 million and upon completion of the Proposed Disposal, the unaudited pro-forma adjusted consolidated net tangible assets value of the Group will be approximately HK$1,976.8 million, representing a decline of approximately 1.1% in the net tangible assets value as compared with the unaudited pro-forma adjusted consolidated net tangible assets value before the Proposed Disposal.

ii) *Profit and loss account*

Shareholders should note that after the Proposed Disposal, as stated in the "Letter of the Board", the Company would record an unaudited loss of approximately HK$22 million which is determined with reference to the closing price per Sun Media Share of HK$0.06 each quoted on the Last Trading Day as a result of waiving and assignment of part of the shareholder's loan advanced to Sing Pao by the Group pursuant to the Settlement Deed and disposal of CSH Sale Shares.

As at the Latest Praticable Date, the Company's interest in Sing Pao is classified as an investment. Upon Completion and assuming the issuance of the new Sun Media Shares pursuant to the Settlement Deed, the Group will hold in aggregate 704,862,200 Sun Media Shares, representing (i) approximately 6.05% of the existing issued share capital of Sun Media as at the Latest Practicable Date and (ii) approximately 5.2% of the enlarged issued share capital of Sun Media after the issue of new Sun Media Shares pursuant to the S&P Agreement and Settlement Deed. Shareholders should note that upon completion of the S&P Agreement and the Settlement Deed, the Company's interest in Sun Media will be classified as an investment. Accordingly, the financial effects to the Group will be reflected in the Group's books by way of (i) declaration of dividends by Sun Media (if any) and; (ii) fluctuation in the market price of Sun Media Shares price which is impossible to predict, and, further provision would be made to the Group's profit and loss account in the event that the market price of the Sun Media Shares is below the book value of the Group's interest in Sun Media Shares.

Despite the slight decrease in the net tangible assets value of the Group of approximately HK$22 million and the unaudited loss of the Company would decrease the same amount as stated above, the effect on the earnings of the Group as stated above and the fact that Sun Media has

been making losses in the past, we have taken into account the reasonings as described in the heading "Reasons for the Proposed Disposal" above and believe the Proposed Disposal may provide the Group with an opportunity to participate in a diversified media enterprise which will benefit all Shareholders as a whole in the longer term.

RECOMMENDATION

Having considered the principal factors and reasons as mentioned above, including but not limited to (a) the market value of the new Sun Media Shares to be issued by Sun Media based on the Sun Media Closing Price of approximately HK$33 million is in line with the market value of CSH Sale Shares based on the Sing Pao Closing Price currently held by the Company; (b) the operating loss of the Sing Pao Group and the uncertainty of whether the Sing Pao Group will be able to turn around to net profit in the future; and (c) based on the current financial position of Sing Pao, the uncertainty as to when the Sing Pao Group is able to repay shareholder's loan advanced by the Group, we are of the opinion that the terms of the Proposed Disposal are fair and reasonable to the Company and its shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to approve the Proposed Disposal at the EGM.

Yours faithfully,
For and on behalf of
Kim Eng Capital (Hong Kong) Limited
Jimmy Chung
Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Main Board Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular concerning the Group and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts concerning the Group not contained herein the omission of which would make any statement herein concerning the Group misleading.

2. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of the Directors and chief executive of the Company in the equity or debt securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance) which were required to be notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which they were taken or deemed to have under Section 31 of, or Part I of the Schedule to the SDI Ordinance), or which were required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code"), to be notified to the Company and the Stock Exchange, were as follows:

(a) Interests in the Company

	Number of Shares			
	Personal interests	**Family interests**	**Corporate interests**	**Warrants** *(HK$)*
Dr. Chan Kwok Keung, Charles *(Note)*	—	—	120,660,000	3,861,120.00

Note: Dr. Chan Kwok Keung, Charles ("Dr. Chan") is deemed to be interested in 120,660,000 Shares and Warrants in an aggregate amount of HK$3,861,120.00 in the Company held by Calisan Developments Limited ("Calisan") by virtue of his interest in Chinaview International Limited ("Chinaview"). Dr. Chan owns the entire interest of Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns more than one-third of the entire issued ordinary share capital of ITC Corporation Limited ("ITC"). ITC owns the entire interest of ITC Investment Holdings Limited ("ITC Investment"). ITC Investment owns the entire interest in Hollyfield Group Limited ("Hollyfield"). Hollyfield owns more than one-third of the entire issued share capital of Paul Y. - ITC Construction Holdings Limited ("Paul Y. - ITC"). Paul Y. - ITC owns the entire interest of Paul Y. - ITC Construction Holdings (B.V.I.) Limited ("PYBVI") which in turn owns the entire interest in Paul Y. - ITC Investments Group Limited ("PYITCIG"). PYITCIG owns the entire interest of Great Decision Limited ("GDL") which in turn owns the entire interest in Calisan. Accordingly, GDL, PYITCIG, PYBVI, Paul Y. - ITC, Hollyfield, ITC Investment, ITC, Galaxyway, Chinaview and Dr. Chan are deemed to be interested in 120,660,000 Shares and Warrants in an aggregate amount of HK$3,861,120.00 which are held by Calisan.

(b) **Share options granted under the share options scheme of the Company**

Name of Director	Date of grant	Exercisable period	Exercise price *(HK$)*	Outstanding as at the Latest Practicable Date
Ms. Chan Ling, Eva	12.01.2000	18.01.2000 to 17.01.2005	3.145	75,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company, had or deemed to have any interests in the equity or debt securities of the Company or any of its associated corporations, within the meaning of the SDI Ordinance, which are required to be notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance or to the Model Code, including interests which they are taken or deemed to have under Section 31 of, or Part I of the Schedule to, the SDI Ordinance, or which are required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein.

As at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement which was significant in relation to the business of the Group.

As at the Latest Practicable Date, none of the Directors had any interest, direct or indirect, in any assets which have been acquired or disposed of by or leased to any member of the Group, or which are proposed to be acquired or disposed of by or leased to any member of the Group since 31st December, 2001, the date to which the latest published audited financial statements of the Company were made up.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as is known to any directors or chief executive of the Company, of each person, other than a directors or chief executive of the Company, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying voting rights to vote in all circumstances at general meetings of the Company is as follows:

Name	Number of shares	Approximate % of issued share capital
Well Orient Limited *(Note)*	120,660,000	14.55
Powervote Technology Limited *(Note)*	120,660,000	14.55
Hanny Magnetics (B.V.I.) Limited *(Note)*	120,660,000	14.55
Hanny Holdings *(Note)*	120,660,000	14.55

Note: Well Orient Limited ("Well Orient") is wholly owned by Powervote Technology Limited ("PTL") which is in turn wholly owned by Hanny Magnetics (B.V.I.) Limited ("Hanny Magnetics"). Hanny Magnetics is wholly owned by Hanny Holdings, its substantial shareholder (as defined in the SDI Ordinance) is Dr. Chan Kwok Keung, Charles who holds approximately 28.26% interest in Hanny Holdings, and is the Chairman and Chief Executive Officer of the Company. PTL, Hanny Magnetics and Hanny Holdings were deemed to be interested in 120,660,000 shares of the Company which were held by Well Orient.

Save as disclosed above, so far as was known to any Directors or chief executive of the Company, there was no person who, as at the Latest Practicable Date, was directly or indirectly interested in 10% or more of the issued share capital or of any options in respect of such capital of the Company.

Save as disclosed below, so far as was known to any director or chief executive of the Company, no person (not being a director or chief executive of the Company) who, as at the Latest Practicable Date, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the subsidiaries of the Company or had any option in respect of such capital:

Name of subsidiary of the Company	Name of other shareholder(s)	Proportion of nominal value of issued capital/ registered capital held by: The Group	Other shareholder(s)
中通訊網絡技術服務有限公司 (China Telecom Information Network Technology Service Ltd.)	中國通信建設總公司 (China IT Development Corporation)	60%	40%
China Telecom International Limited	China Telecom Investment Corporation	51%	49%
雙喜輪胎工業股份有限公司 (Double Happiness Tyre Industries Corporation Limited)	太原橡膠廠 (Taiyuan Rubber Factory)	55% *(Note a)*	45%
Earnfull Industrial Limited	Wang Ming Jian	90%	10%
杭州富春江化工有限公司 (Hangzhou Fu Chun Jiang Chemical Industrial Co., Ltd.)	富陽市工業集團公司 (Fu Yang Shi Industrial Group Co.)	51% *(Note b)*	49%
杭州中策橡膠有限公司 (Hangzhou Zhongce Rubber Co., Ltd.)	杭州橡膠總廠 (Hangzhou Rubber Factory)	51% *(Note a)*	49%

Name of subsidiary of the Company	Name of other shareholder(s)	Proportion of nominal value of issued capital/ registered capital held by: The Group	Other shareholder(s)
MBK China Strategic Limited	Mitsui & Co., Limited	60%	40%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	60% *(Note a)*	40%
Orion Tire Corporation	Coronada Holding Limited	60% *(Note a)*	40%
Principal Diamond Limited	Wonder Wealth Limited	80%	20%
Ruby Uniforms Limited	Frederick Poon Chuan Ki	90%	10%
銀川中策(長城)橡膠有限公司 (Yinchuan C.S.I. (Greatwall) Rubber Co., Ltd.)	寧夏銀川橡膠廠 (Ningxia Yinchuan Rubber Manufacturing)	51% *(Note a)*	49%

Notes:

a. These shareholdings are held by China Enterprises Limited ("CEL"), which operates in the People's Republic of China. The Group holds approximately 55.2% effective equity interest and approximately 88.8% effective voting interest in CEL.

b. These shareholdings are held by Hangzhou Zhongce Rubber Co., Ltd.

4. MATERIAL CHANGES

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December, 2001, being the date to which the latest published audited accounts of the Group were made up.

5. CONSENT AND EXPERT

The following is the qualification of the expert who has given opinion or advice which is contained in this circular:

Name	Qualification
Kim Eng	an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)

Kim Eng has given and has not withdrawn its written consent to the issue of this circular with inclusion of its letter, which has been prepared for inclusion in this circular, and references to its name in the form and context in which it is included.

Kim Eng does not have any shareholding interest in any member of the Group or any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

Kim Eng has not, since 31st December, 2001, being the date to which the latest published audited financial statements of the Company were made up, any direct or indirect interest in any assets acquired or disposed of by or leased to or proposed to be acquired or disposed of by or leased to any member of the Group.

6. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any service contracts or proposed service contracts with any member of the Group, excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation.

7. GENERAL

The English text of this circular and the form of proxy shall prevail over the Chinese text.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the registered office of the Company at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong up to and including the date of the EGM:

— the S&P Agreement;

— the letter from the Independent Board Committee as set out in this circular;

— the letter of advice from Kim Eng as set out in this circular; and

— the written consent from Kim Eng referred to in the paragraph headed "Consent and expert" in this appendix.

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(Incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of China Strategic Holdings Limited (the "Company", together with its subsidiaries, the "Group") will be held at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on 16th January, 2003 at 10:00 a.m., or at any adjournment thereof, for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT** the sale and purchase agreement dated 23rd November, 2002 (the "S&P Agreement") entered into between the Company, Hanny Holdings Limited and Star East Holdings Limited as vendors and Sun Media Group Holdings Limited ("Sun Media") as purchaser (a copy of which has been produced to the meeting marked "A" and signed by the chairman of the meeting for identification purpose), under which the Company has agreed to sell and/or assign (or procure the sale and/or assignment of) and Sun Media has agreed to purchase and/or accept the assignment of:

(i) an aggregate of 91,635,700 shares of HK$0.05 each in the capital of Sing Pao Media Group Limited ("Sing Pao", together with its subsidiaries, the "Sing Pao Group"), the consideration of which will be satisfied by Sun Media issuing to the Company (or as it may direct) 549,714,200 ordinary shares of HK$0.02 each in the capital of Sun Media, all credited as fully paid, on completion of the S&P Agreement;

(ii) warrants issued by Sing Pao in an aggregate amount of HK$3,050,000, entitling the holders thereof to subscribe in cash for up to 2,420,634 shares of HK$0.05 each in the capital of Sing Pao, for a consideration of HK$1.00 to be satisfied in cash on completion; and

(iii) a shareholder's loan of approximately HK$15.5 million owing from the Sing Pao Group to the Group, the consideration of which will be satisfied by Sun Media issuing to the Company (or as it may direct) 155,048,000 shares (subject to adjustment) of HK$0.02 each in the capital of Sun Media at the price of HK$0.10 per share at the expiry of two calendar years from the date of completion of the S&P Agreement,

in accordance with the terms of the S&P Agreement and the transactions contemplated therein, including but not limited to the entering into of a settlement deed (the draft form of which is annexed to the S&P Agreement) by Glory Dynamic Limited ("Glory Dynamic"), a wholly-owned subsidiary of the Company, under which Glory Dynamic will waive part of the existing shareholder's loan advanced by it to the Sing Pao Group in accordance with the terms contained therein and as disclosed in the circular issued by the Company to its shareholders on 27th December, 2002, be and are hereby

approved, confirmed and ratified and that any one director of the Company be and is hereby authorised to do all things and acts and sign all documents which he considers necessary, desirable or expedient in connection with the transactions contemplated under the S&P Agreement, including such changes and amendments thereto as any one director of the Company may consider necessary, desirable or expedient."

By Order of the Board
Chan Ling, Eva
Executive Director

Hong Kong, 27th December, 2002

Registered office:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Notes:

1. Any member entitled to attend and vote may appoint one or more proxies to attend the meeting on a poll vote instead of him. A proxy may not be a member of the Company.

2. The form of proxy shall be in writing under the hand of the appointer or of his attorney duly authorised in writing or if the appointer is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

3. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the Company's share registrars, Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof.

披露，豁免部分Glory Dynamic墊付予成報集團之現有股東貸款，以及授權本公司任何一名董事作出其認為就根據買賣協議進行之交易而言屬必要、有需要或權宜之一切事情及行動及簽立所有有關文件，包括本公司任何一名董事可能認為對買賣協議作出必要、有需要或權宜之變動或修訂。」

承董事會命
執行董事
陳玲

香港，二零零二年十二月二十七日

註冊辦事處：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

附註：

1. 凡有權出席大會及於會上投票之股東，均有權委任一位或以上受委代表代其出席及投票。受委代表毋須為本公司股東。

2. 代表委任表格必須由委任人或其正式授權人親筆簽署，如委任人為公司，則代表委任表格須予以蓋印或經由公司負責人或獲正式授權人親筆簽署。

3. 代表委任表格連同經簽署之授權或其他授權文件(如有)或經公證人簽署之授權書或授權文件副本，最遲須於大會或其續會指定舉行時間48小時前送達本公司之股份過戶登記處標準證券登記有限公司(地址為香港干諾道中111號永安中心5樓)，方為有效。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
(於香港註冊成立之有限公司)

茲通告中策集團有限公司(「本公司」,連同其附屬公司統稱(「本集團」))將於二零零三年一月十六日上午十時正假座香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東特別大會或其任何續會,以考慮及酌情通過(無論有否修訂)下列決議案為普通決議案:

普通決議案

「**動議**本公司、錦興集團有限公司及東方魅力集團有限公司(作為賣方)與陽光文化媒體集團有限公司(「陽光文化媒體」)(作為買方)於二零零二年十一月二十三日訂立買賣協議(「買賣協議」)(註有「A」字樣之副本已呈交大會,並由大會主席簽署以資識別),據此,本公司根據買賣協議之條款已同意出售及/或轉讓(或促使銷售及/或轉讓),而陽光文化媒體同意購買及/或接納轉讓:

(i) 成報傳媒集團有限公司(「成報」,連同其附屬公司統稱「成報集團」)股本中合共91,635,700股每股面值0.05港元之股份,其代價將由陽光文化媒體向本公司(或其可能指示之人士)發行陽光文化媒體股本中549,714,200股每股面值0.02港元於買賣協議完成時入賬列作繳足之普通股之方式支付;

(ii) 成報發行總值3,050,000港元之認股權證,該等認股權證賦予其持有人權利,可以現金認購成報股本中最多達2,420,634股每股面值0.05港元之股份,以1.00港元之代價將於完成時以現金支付;及

(iii) 成報集團欠負本集團為數約15,500,000港元之股東貸款,其代價將由陽光文化媒體於買賣協議完成日期起滿兩個歷年之日,按每股0.10港元之價格,向本公司(或其可能指示之人士)發行陽光文化媒體股本中每股面值0.02港元之155,048,000股(可予調整)之方式支付,

及批准、確認及追認根據買賣協議進行之交易,包括但不限於本公司之全資附屬公司Glory Dynamic Limited(「Glory Dynamic」)訂立之償還契據(其草案附於買賣協議),據此,Glory Dynamic將根據買賣協議之條款及如本公司於二零零二年十二月二十七日致其股東之通函所

金英就刊發本通函轉載之函件(為載入本通函而編製)及以本通函之形式及涵義在本通函內引述其名稱發出書面同意書，迄今並無撤回其同意書。

金英概無於本集團任何成員公司持有任何股本權益，亦無擁有任何可認購或委任他人認購本集團任何成員公司任何證券的權利(不論是否可合法執行)。

自二零零一年十二月三十一日(即本公司編製最近期公佈經審核財務報表之日期)以來，金英概無於本集團任何成員公司所收購或出售或租賃，或擬收購或出售或租賃之任何資產擁有任何直接或間接權益。

6. 服務合約

於最後實際可行日期，董事概無與本集團任何成員公司訂立任何服務合約或建議訂立任何服務合約，惟不包括於一年內屆滿或可由僱主於一年內終止而毋須作出補償(法定補償除外)之合約。

7. 一般資料

本通函及代表委任表格之中英文本如有任何歧異，概以英文本為準。

8. 備查文件

以下文件由即日起至舉行股東特別大會日期止(包括該日)之一般辦公時間內，在本公司之註冊辦事處(地址為香港九龍觀塘鴻圖道51號保華企業中心8樓)可供查閱：

- 買賣協議；
- 本通函所載獨立董事委會函件；
- 本通函所載金英之意見函件；及
- 本附錄「同意書及專家」一段所述之金英同意書。

本公司附屬公司名稱	其他股東名稱	所持有之已發行股本／註冊資本面值之比例：本集團	其他股東
中策MBK有限公司	Mitsui & Co., Limited	60%	40%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	60% (附註a)	40%
Orion Tire Corporation	Coronada Holding Limited	60% (附註a)	40%
Principal Diamond Limited	Wonder Wealth Limited	80%	20%
Ruby Uniforms Limited	Frederick Poon Chuan Ki	90%	10%
銀川中策(長城)橡膠有限公司	寧夏銀川橡膠廠	51% (附註a)	49%

附註：

a. 該等股權由China Enterprises Limited(「CEL」)持有。CEL於中華人民共和國經營。本集團持有CEL約55.2%之實際股本權益及約88.8%之實際投票權益。

b. 該等股份由杭州中策橡膠有限公司持有。

4. 重大變動

董事並不知悉自二零零一年十二月三十一日(即本集團編製最新經審核賬目之日期)以來，本集團之財務狀況或經營前景出現任何重大不利轉變。

5. 同意書及專家

本通函內曾列載下列專家之意見或建議，彼等之資歷如下：

名稱	資歷
金英	根據香港法例第333章證券條例註冊之投資顧問

附註：威倫有限公司(「威倫」)由Powervote Technology Limited(「PTL」)全資擁有，而PTL由Hanny Magnetics (B.V.I.) Limited(「Hanny Magnetics」)全資擁有。Hanny Magnetics由錦興全資擁有，錦興之主要股東(定義見披露權益條例)為陳國強博士(其持有錦興約28.26%權益)，並為該公司之主席兼行政總裁。PTL、Hanny Magnetics及錦興均被視為擁有由威倫所持有本公司之120,660,000股股份之權益。

除上文所披露者外，據本公司任何董事或行政總裁所知，於最後實際可行日期，概無任何人士於本公司已發行股本或該等股本中之任何購股權直接或間接擁有10%或以上之權益。

除下文披露者外，據本公司任何董事或行政總裁所知，於最後實際可行日期，概無任何人士(非本公司董事或行政總裁)直接或間接持有任何類別股本面值10%或以上之任何權益，或擁有該等股本之任何購股權，而該任何類別股本附有權力可在任何情況下於本公司附屬公司之股東大會上投票：

本公司附屬公司名稱	其他股東名稱	所持有之已發行股本／註冊資本面值之比例：本集團	其他股東
中通訊網絡技術服務有限公司	中國通信建設總公司	60%	40%
中國國際電訊集團有限公司	China Telecom Investment Corporation	51%	49%
雙喜輪胎工業股份有限公司	太原橡膠廠	55% (附註a)	45%
潤孚實業有限公司	王明健	90%	10%
杭州富春江化工有限公司	富陽市工業集團公司	51% (附註b)	49%
杭州中策橡膠有限公司	杭州橡膠總廠	51% (附註a)	49%

(b) 根據本公司之購股權計劃授出之購股權

董事姓名	授出日期	行使期	行使價 (港元)	於最後實際可行日期尚未行使
陳玲女士	二零零零年一月十二日	二零零零年一月十八日至二零零五年一月十七日	3.145	75,000

除上文披露者外，於最後實際可行日期，本公司董事或行政總裁概無根據披露權益條例第28條或標準守則須知會本公司及聯交所擁有或被視作於本公司或其任何相聯法團(定義見披露權益條例)之任何股本或債券證券之任何權益，包括根據披露權益條例第31條或附表第一部擁有或被視作擁有，或根據披露權益條例第29條須存置之登記冊內之權益。

於最後實際可行日期，董事概無於對本公司業務屬重大之任何合約或安排中擁有重大權益。

於最後實際可行日期，自二零零一年十二月三十一日(即本公司編製最近公佈之經審核財務報表之日期)以來，董事概無於本集團任何成員公司所收購或出售或租賃，或擬收購或出售或租賃之任何資產擁有任何直接或間接權益。

3. 主要股東

於最後實際可行日期，就本公司任何董事或行政總裁所知，除本公司之董事或行政總裁以外，每名直接或間接擁有之本公司任何類別股本面值10%或以上附有在一切情況下在本公司之股東大會上投票的權利之人士如下：

名稱	股份數目	佔已發行股本概約百分比
威倫有限公司(附註)	120,660,000	14.55
Powervote Technology Limited (附註)	120,660,000	14.55
Hanny Magnetics (B.V.I.) Limited (附註)	120,660,000	14.55
錦興(附註)	120,660,000	14.55

1. 責任聲明

本通函載有遵照主板上市規則規定之有關本集團之資料。董事願就本通函所載有關本集團之資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何有關本集團之其他事實，致使本通函所載有關本集團之任何聲明產生誤導。

2. 權益披露

於最後實際可行日期，本公司董事及行政總裁於本公司或其任何相聯法團（按披露權益條例之涵義）之股本或債務證券中，擁有根據披露權益條例第28條須知會本公司及聯交所之權益，包括根據披露權益條例第31條或附表第一部彼等被認為或被視作擁有之權益，或根據披露權益條例第29條須列入該條例所述之登記冊內之權益，或根據上市公司董事進行證券交易之標準守則（「標準守則」）須知會本公司及聯交所之權益如下：

(a) **於本公司之權益**

	股份數目			
	個人權益	家族權益	公司權益	認股權證 (港元)
陳國強博士（附註）	—	—	120,660,000	3,861,120.00

附註：由於陳國強博士（「陳博士」）擁有Chinaview International Limited（「Chinaview」），故被視為擁有由Calisan Developments Limited（「Calisan」）所持有本公司之120,660,000股股份及總值3,861,120.00港元之認股權證之權益。陳博士擁有Chinaview之全部權益，而Chinaview擁有Galaxyway Investments Limited（「Galaxyway」）之全部權益。Galaxyway擁有德祥企業集團有限公司（「德祥企業」）超過三分之一全部已發行普通股股本。德祥企業擁有ITC Investment Holdings Limited（「ITC Investment」）之全部權益。ITC Investment擁有Hollyfield Group Limited（「Hollyfield」）之全部權益。Hollyfield擁有保華德祥建築集團有限公司（「保華德祥」）超過三分之一全部已發行股本。保華德祥擁有Paul Y. - ITC Construction Holdings (B.V.I.) Limited（「PYBVI」）之全部權益，而PYBVI擁有Paul Y. - ITC Investments Group Limited（「PYITCIG」）之全部權益。PYITCIG擁有Great Decision Limited（「GDL」）之全部權益，而GDL擁有Calisan之全部權益。因此，GDL、PYITCIG、PYBVI、保華德祥、Hollyfield、ITC Investment、德祥企業、Galaxyway、Chinaview及陳博士均被視為擁有Calisan所持有之120,660,000股股份及總值3,861,120.00港元之認股權證之權益。

推薦建議

經考慮上述主要因素及原因後，包括但不限於(a)根據陽光文化媒體收市價由陽光文化媒體將予發行之新陽光文化媒體股份之市值約33,000,000港元與根據成報收市價計算　貴公司目前持有之中策待售股份之市值一致；(b)成報集團之經營虧損及成報集團於日後將能否轉虧為盈錄得純利仍屬未知之數；及(c)根據成報目前的財務狀況，成報集團何時可償還　貴集團墊付之股東貸款仍屬未知之數，吾等認為，建議出售之條款對　貴公司及其股東而言，整體屬公平合理。因此，吾等提議，獨立董事委員會建議獨立股東於股東特別大會上投票贊成批准建議出售之普通決議案。

此致

代表
金英融資(香港)有限公司
董事
鍾建舜
謹啟

香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓
中策集團有限公司
獨立董事委員會　台照

二零零二年十二月二十七日

3. 該金額指由於　貴集團於中國置地之直接權益由約65.6%攤薄至22.0%及辰達永安收購中國置地而導致之未經審核備考經調整綜合有形資產淨值變動，乃經參考中國置地於二零零二年十月五日刊發之通函所述於建議協議完成後中國置地及其附屬公司之經擴大資產淨值計算。

4. 誠如「董事會函件」所述，由於建議出售，　貴公司將錄得未經審核虧損約22,000,000港元，乃經參考每股陽光文化媒體股份於最後交易日所報之收市價每股0.06港元而釐定，而　貴公司之資產淨值將按相同金額相應減少。

5. 根據最後實際可行日期之829,468,413股已發行股份。

根據上表及　貴集團截至二零零一年十二月三十一日止年度之經審核財務報表，於建議出售前，　貴集團之未經審核備考經調整綜合有形資產淨值約為1,998,800,000港元，而於建議出售完成後，　貴集團之未經審核備考經調整綜合有形資產淨值將約為1,976,800,000港元，與建議出售前未經審核備考經調整綜合有形資產淨值比較，有形資產淨值下降約1.1%。

ii) **損益賬**

股東謹請注意，於建議出售後，誠如「董事會函件」所述，因　貴集團根據償還契據及出售中策待售股份豁免及轉讓部分墊付予成報之股東貸款，而將錄得未經審核虧損約22,000,000港元，此乃經參考每股陽光文化媒體股份於最後交易日所報之每股收市價0.06港元而釐定。

於最後實際可行日期，　貴公司於成報之權益分類為一項投資。於完成及假設根據償還契據發行新陽光文化媒體股份，　貴集團將合共持有704,862,200股陽光文化媒體股份，佔(i)陽光文化媒體於最後實際可行日期之現有已發行股本約6.05%及(ii)經根據買賣協議及償還契據發行新陽光文化媒體股份後陽光文化媒體之經擴大已發行股本約5.2%。股東謹請注意，於買賣協議及償還契據完成後，　貴公司於陽光文化媒體之權益將列作一項投資。因此，對　貴集團之財務影響將以下列方式於　貴集團之賬簿內反映出來：(i)陽光文化媒體宣派之股息(如有)；及(ii)無法預測之陽光文化媒體股份價格之市價波動；及倘陽光文化媒體股份之市價低於　貴集團於陽光文化媒體股份權益之賬面值，　貴集團將會於　貴集團之損益賬進一步作出撥備。

儘管　貴集團之有形資產淨值輕微下降約22,000,000港元及　貴公司之未經審核虧損按上述金額下降，上文所述對　貴集團盈利之影響，以及陽光文化媒體於過去曾錄得虧損，吾等經考慮上文「建議出售之原因」一段所述之原因後，相信建議出售可為貴集團提供機會從事多元化媒體企業，長遠來說，將對全體股東有利。

	約百萬港元
加：本集團於二零零二年六月三十日應佔之負商譽減商譽	15.6
貴公司於二零零二年八月完成之配售新股之所得款項淨額	40.0
減：收購友聯建築材料國際集團有限公司(「友聯建材」)產生之商譽(附註1)	(86.5)
被視作出售中國置地集團有限公司(附註2)(「中國置地」)之事項、辰達永安旅遊(控股)有限公司(「辰達永安」)收購中國置地及中國置地建議收購Rosedale Hotel Group Limited、Shropshire Property Limited及Makerston Limited完成後之　貴集團未經審核備考經調整綜合有形資產淨值變動(附註3)	(54.8)
於建議出售前　貴集團之未經審核備考經調整綜合有形資產淨值	1,998.8
建議出售之影響(附註4)	(22.0)
貴集團於將成報股份交換為新陽光文化媒體股份後及於簽立償還契據時之未經審核備考經調整綜合有形資產淨值	1,976.80
於建議出售後之未經審核備考經調整綜合每股有形資產淨值(附註5)	2.38港元
於建議出售前之未經審核備考經調整綜合每股有形資產淨值(附註5)	2.41港元

附註：

1. 商譽指收購成本與　貴集團於友聯建材之可分類資產與負債之權益兩者間之差額，乃經參考友聯建材於二零零二年三月三十一日之經審核負債淨額及就因重估物業產生之虧絀以及認購及配售友聯建材之股份之估計所得款項淨額(載於友聯建材於二零零二年七月二十二日刊發之通函內)作出調整而計算。友聯建材之名稱已由二零零二年九月二十四日起更改為東方燃氣集團有限公司。

2. 中國置地集團有限公司之名稱由二零零二年十二月九日起已更改為珀麗酒店集團有限公司。

5. **買賣協議之條件**

買賣協議之完成須待(其中包括)下列各項獲達成後，方可作實：(a)(倘需要)成報股東(不包括根據創業板上市規則及適用法例須放棄投票之人士(包括賣方))於股東大會上通過所需決議案，批准買賣協議及償還契據之條款及據此預計進行之交易；(b)根據(其中包括)主板上市規則、創業板上市規則及收購守則取得所有必要之監管批文及／或同意書；(c)(倘需要)各賣方之股東(不包括根據主板上市規則及適用法例須放棄投票之人士)於股東大會上通過所需決議案，批准買賣協議及償還契據之條款及據此預計或附帶進行之交易；及(d)賣方之全資附屬公司、東魅、成報及成報報刊已簽訂償還契據。

因此，根據上市規則，建議出售構成　貴公司之關連交易，須待獨立股東於股東大會上批准，方可作實，因此構成上述買賣協議之其中一項先決條件，倘有關建議出售之決議案不獲獨立股東批准，則買賣協議將不會進行。

6. **對　貴公司財務狀況之影響**

i) *有形資產淨值*

下表顯示　貴集團於建議出售前及建議出售後之未經審核備考經調整綜合有形資產淨值：

	約百萬港元
於二零零一年十二月三十一日之經審核綜合資產淨值	2,220.8
加：截至二零零二年六月三十日止六個月之中期業績	(153.7)
截至二零零二年六月三十日止六個月期間應佔之聯營公司儲備變動	0.8
截至二零零二年六月三十日止六個月換算海外公司之財務報表產生之滙兑差額	(0.8)
出售／攤薄附屬公司／聯營公司後變現之儲備	(0.3)
二零零二年六月配售股份之所得款項	17.7
於二零零二年六月三十日之未經審核綜合資產淨值	2,084.5

與此同時，自二零零二年一月初起至二零零二年十一月二十一日止，陽光文化媒體股份之平均每日交投量約70,000,000股陽光文化媒體股份，於二零零二年十二月十九日，約11,653,240,302股陽光文化媒體股份佔陽光文化媒體全部已發行股本中約0.6%。儘管上文所述陽光文化媒體之流動性稍稍高於成報股份，然而，於上文所示之有關期間內，陽光文化媒體股份之流動性仍然相對偏低。

股東謹請注意，就償還中策待售股份而將向　貴公司（或其代名人）發行之549,814,200股新陽光文化媒體股份將須受自完成日期起計為期18個月之禁售期所規限，而就償還中策待售貸款而將向　貴公司（或其代名人）發行之155,048,000股新陽光文化媒體股份將須受發行及配發該等股份予　貴公司（或其代名人）之日期起計為期12個月之禁售期所規限。

儘管(i)陽光文化媒體股份之流動性相對偏低；(ii)為償還中策待售股份及中策待售貸款而發行陽光文化媒體股份有各自之禁售期；及(iii)以發行新陽光文化媒體股份之方式還款，吾等已考慮建議出售之條款之公平合理性，包括上文「建議出售之原因」一段所述之原因（尤其為建議出售可能協助　貴集團增添新業務範圍及將其現有業務多元化，以及成報集團何時可償還股東貸款仍屬未知之數）。

根據以上闡釋，吾等認為，成功落實建議出售產生之潛在利益超越陽光文化媒體股份流通性之限制，以及上文所述發行陽光文化媒體股份之各個禁售期，而建議出售符合　貴公司及股東整體之利益。

4. **出售中策待售認股權證**

根據買賣協議，陽光文化媒體就中策待售認股權證應付之總代價1.00港元將於完成時以現金支付。中策待售認股權證包括合共3,050,000港元之成報認股權證，賦予其持有人權利，可按每股成報股份之認購價1.26港元（可予調整）認購最多達2,420,634股新成報股份。中策待售認股權證可於二零零三年五月二十八日前行使。根據最後交易日每股成報股份之收市價0.35港元，認購價1.26港元出現約260%之溢價。

鑑於中策待售認股權證將於最後實際可行日期起計約六個月屆滿，而認購價較最後交易日之市價溢價約260%，絕大部分為未到價，故此，吾等認為，出售中策待售認股權證之代價屬公平合理。

此外，下圖描述成報股份自二零零二年一月一日至二零零二年十一月二十一日(即最後交易日)(包括該日)止之歷史收市價及交投量：


股價
港元
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
交投量
(百萬)
2.5
2.0
1.5
1.0
0.5
0
二零零二年一月
二月
三月
四月
五月
六月
七月
八月
九月
十月
十一月
最後交易日

資料來源：彭博資訊

誠如有關成報之上圖所示，成報股份之流動性偏低，自二零零二年一月一日起至二零零二年十一月二十一日(包括該日)，每日交投量約為40,000股成報股份，於二零零二年九月三十日， 468,424,181股成報股份佔成報全部已發行股本中約0.0085%。

下圖描述陽光文化媒體股份自二零零二年一月一日至二零零二年十一月二十一日(即最後交易日)(包括該日)止之歷史收市價及交投量：


股價
港元
0.16
0.15
0.14
0.13
0.12
0.11
0.10
0.09
0.08
0.07
0.06
0.05
交投量
(百萬)
800
700
600
500
400
300
200
100
0
二零零二年
一月
二月
三月
四月
五月
六月
七月
八月
九月
十月
十一月
最後交易日

資料來源：彭博資訊

誠如上表所示，鑑於(i)陽光文化媒體收市價較不同期間之平均收市價折讓介乎於約0.33%至1.15%之間，而成報收市價相等於成報截至最後交易日(包括該日)止十個交易日期間之平均收市價，並如上文所述，較截至最後交易日(包括該日)止三十個交易日期間之平均收市價溢價約0.49%；及(ii)根據中策待售股份約32,000,000港元之市值與上述549,814,200股新陽光文化媒體股份之市值比較，吾等認為，採用收市價作為釐定每股中策待售股份發行6股陽光文化媒體股份之交換率之參考乃公平之做法，因此，吾等認為，出售中策待售股份之代價屬公平合理。

根據陽光文化媒體收市價，將予發行以償還中策待售貸款之155,048,000股新陽光文化媒體股份之市值約為9,300,000港元，相當於中策待售貸款折讓約40.0%。將於完成日期起計滿兩個曆年之日就償還中策待售貸款而發行之陽光文化媒體股份每股發行價0.10港元較(i)陽光文化媒體收市價溢價約66.67%及(ii)截至最後交易日(包括該日)止最後十個交易日在聯交所所報每股陽光文化媒體股份之平均收市價每股0.0602港元溢價約66.11%。

儘管就償還中策待售貸款將予發行之陽光文化媒體股份之發行價每股0.10港元較陽光文化媒體收市價出現溢價，吾等考慮(i)上文「建議出售之原因」一段所述，根據成報集團目前之財務狀況， 貴集團或成報均不能確定成報集團何時可開始償還獲 貴集團墊付之股東貸款；及(ii)中策待售貸款之條款乃經買賣協議訂約各方公平磋商後釐定後，吾等認同董事之意見，認為根據償還契據計劃作出之安排及轉讓中策待售貸款予陽光文化媒體，將至少讓 貴集團於兩年內收取新陽光文化媒體股份，長遠來說，將符合股東的利益及對全體股東有利。股東謹請注意，為償還中策待售貸款而發行新陽光文化媒體股份須於完成起計兩年內進行，而由於陽光文化媒體股份之市價或會高於或低於每股陽光文化媒體股份之發行價0.10港元，故此根據發出償還契據時將予發行之新陽光文化媒體股份之市值無法預測。

下文所載為陽光文化媒體股份於下文所述之日期／各個期間在聯交所所報之收市價／平均收市價及該等價格根據陽光文化媒體收市價計算之折讓：

日期／期間	陽光文化媒體於該期間之收市價／平均收市價	根據陽光文化媒體收市價計算陽光文化媒體股份之平均收市價之折讓
於最後交易日	0.06港元	不適用
截至最後交易日(包括該日)止十個交易日期間	0.0602港元	0.33%
截至最後交易日(包括該日)止三十個交易日期間	0.0607港元	1.15%

資料來源：彭博資訊

下文所載為成報股份於下文所述之日期／各個期間在聯交所所報之收市價／平均收市價及該等價格根據成報收市價計算之折讓：

日期／期間	成報於該期間之收市價／平均收市價	根據成報收市價計算成報股份之平均收市價之溢價
於最後交易日	0.35港元	不適用
截至最後交易日(包括該日)止十個交易日期間	0.35港元	無
截至最後交易日(包括該日)止三十個交易日期間	0.3483港元	0.49%

資料來源：彭博資訊

另一方面，陽光文化媒體集團主要從事經營衛星電視頻道、向多個平臺，包括衛星電視及發行網絡提供內容，以及出版、發行及銷售影音產品。根據陽光文化媒體最近期年報所載之資料，截至二零零二年三月三十一日止年度，陽光文化媒體之虧損淨額約為69,600,000港元或每股陽光文化媒體股份約0.95港元之虧損。

誠如「董事會函件」所述，董事認為，建議出售將讓 貴集團以其於傳統印刷媒體業務之現有投資，交換為於更多元化、年青及活力之媒體企業之投資，而該媒體企業之跨媒體網絡覆蓋大中華。

誠如「董事會函件」進一步所述，根據成報集團目前之財務狀況， 貴集團或成報均不能確定成報集團何時可開始償還獲 貴集團墊付之股東貸款。根據償還契據計劃作出之安排及轉讓中策待售貸款予陽光文化媒體，將至少讓 貴集團於兩年內收取新陽光文化媒體股份。

根據買賣協議及償還契據，其他賣方(包括錦興及東魅)須受建議出售之相同基準所規限。因此，吾等認為，根據買賣協議及償還契據給予 貴公司之條款不會較給予其他賣方如錦興及東魅之條款遜色。

鑑於(i)建議出售可為 貴集團提供機會，得以將其於傳統印刷媒體業務之投資，交換為於多元化媒體企業之投資，建議出售有助 貴集團新增業務範圍，並將其現有投資多元化，及(ii)能否償還 貴集團墊付予成報集團之股東貸款仍屬未知之數，因此，吾等認為，建議出售符合 貴公司及股東之整體利益。

3. **成報及陽光文化媒體之表現**

i) 股價及交投量

根據買賣協議，陽光文化媒體將按每股中策待售股份發行6股陽光文化媒體股份之比例，發行新陽光文化媒體股份，作為中策待售股份之代價，代價乃經買賣協議各訂約方經公平磋商後釐定。根據陽光文化媒體股份於最後交易日之收市價每股0.06港元(「陽光文化媒體收市價」)，陽光文化媒體將向 貴公司發行之549,814,200股新陽光文化媒體股份之市值約為33,000,000港元。另一方面，根據成報股份於最後交易日之收市價0.35港元(「成報收市價」，連同陽光文化媒體收市價，稱為「該等收市價」)，中策待售股份之市值約為32,000,000港元。

陽光文化媒體就中策待售認股權證應付之總代價為1.00港元，並將於完成時以現金支付。

償還契據

於二零零二年十一月二十三日，成報欠　貴公司之全資附屬公司Glory Dynamic之債項總額為40,000,000港元。完成之先決條件之一為　貴公司將促使Glory Dynamic訂立償還契據，據此，Glory Dynamic將豁免墊支予成報集團之部分現有股東貸款，包括據此截至完成日期(包括該日)止應計之所有利息，以削減成報集團欠　貴集團之未償還債項總額至約23,300,000港元。

合共約23,300,000港元將以下列方式支付：

i) 15,500,000港元將由陽光文化媒體於完成日期起計滿兩個曆年之日，按發行價每股陽光文化媒體股份0.10港元，向　貴公司(或其可能指示之人士)發行155,048,000股新陽光文化媒體股份而支付；及

ii) 餘下之股東貸款約7,800,000港元將按優惠利率計算，及於成報就其經審核賬目錄得除稅後溢利之任何財政年度結算日後滿30個曆月之日到期及由成報集團償還，而有關還款日不得遲於由完成日期起計滿第20周年之日後。

建議出售之代價按公平原則磋商釐定，乃由　貴公司與陽光文化媒體經參考(其中包括)成報股份及陽光文化媒體股份於最後交易日在聯交所所報之各自收市價，以及成報最近期截至二零零二年九月三十日止六個月之中期報告所披露之經營業績及財務狀況。

2. **建議出售之原因**

成報集團主要從事出版報章、雜誌及書本及經營網站。根據成報截至二零零二年三月三十一日止年度年報所載之資料，成報之虧損淨額約為149,000,000港元或每股成報股份約1.30港元之虧損。此外，成報於截至二零零二年九月三十日止六個月產生之額外虧損淨額約72,000,000港元或每股成報股份約0.305港元之虧損。

吾等提供意見之基礎

在制定吾等之意見時，吾等已在一定程度上依賴　貴公司及董事提供予吾等之資料、陳述、意見、聲明及事實，以及假設向吾等提供之所有該等資料及事實及作出之任何聲明於作出之時乃真實、準確及完整，並於通函刊發之日仍屬真實、準確及完整。吾等亦假設通函所載或所述之一切資料、聲明及意見乃公平合理，並已對此有所依賴。吾等已向董事尋求及接獲資料，而所有有關資料已提供予吾等，並無遺漏任何重大事實，吾等亦不知悉有任何事實或情況將導致所提供之資料及向吾等作出之聲明失實、不準確或有所誤導。

各董事願就通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，通函所表達之意見均經審慎周詳之考慮後始行作出，且通函並無遺漏任何其他事實，致使通函所載任何聲明產生誤導。

吾等認為，吾等已審閱足夠資料以達致知情見解，並為吾等之意見提供合理基礎。然而，吾等並無對資料進行獨立核證，亦無就　貴公司及其任何附屬公司及聯繫人之業務及事務進行任何形式之深入調查。

所考慮之主要因素及原因

在制定吾等之推薦建議及達致吾等對建議出售之條款之公平及合理程度提出之意見時，吾等曾考慮以下主要因素及原因：

1. 建議出售之背景

買賣協議

於二零零二年十一月二十三日，　貴公司(作為其中一名賣方)與陽光文化媒體(作為買方)就(其中包括)向陽光文化媒體出售(i)中策待售股份，由合共91,635,700股成報股份組成；(ii)中策待售認股權證，由價值3,050,000港元之成報認股權證組成；及(iii)中策待售貸款；於完成時，成報集團欠　貴集團價值約15,500,000港元之金額而訂立一項有條件買賣協議。

陽光文化媒體將透過向　貴公司(或其代名人)按每股中策待售股份發行6股陽光文化媒體股份之比例發行549,814,200股新陽光文化媒體股份，以支付中策待售股份之代價，而中策待售貸款之代價將由陽光文化媒體向　貴公司(或其代名人)於完成日期起計滿兩個曆年之日按每股面值0.10港元之陽光文化媒體股份之價格發行155,048,000股新陽光文化媒體股份償付。

下文為獨立財務顧問金英意見函件之全文，乃就於本通函內轉載而編製，當中載有獨立董事委員會就建議出售提供之意見。

KIM ENG
CAPITAL

金英融資(香港)有限公司
香港
中環
夏慤道12號
美國銀行中心
19樓1901室

敬啟者：

關連交易
建議出售
成報傳媒集團有限公司之權益

緒言

吾等茲提述就建議出售獲聘出任獨立董事委員會之獨立財務顧問，建議出售詳情載於二零零二年十二月二十七日致股東之通函(「通函」)，而本函件為其中之一部分。除另有註明者外，本函件所界定之詞彙與本通函所用者具相同涵義。

錦興為　貴公司之主要股東，亦為有關出售錦興於成報之權益之買賣協議中其中一名賣方。根據主板上市規則，建議出售構成　貴公司之關連交易，須待獨立股東於股東特別大會上批准，始可作實，而於會上錦興及其聯繫人須就建議出售之決議案放棄投票。獨立董事委員會已由卜思問先生及蔡學雯女士組成，就此方面向獨立股東提供意見及推薦建議。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
(於香港註冊成立之有限公司)

敬啟者：

關連交易
建議出售
成報傳媒集團有限公司之權益

吾等獲委任為獨立董事委員會之成員，以就建議出售向獨立股東提供意見，有關詳情載於二零零二年十二月二十七日致本公司股東之通函(「通函」)第4至第10頁內「董事會函件」中。除文義另有所指外，本函件所用詞彙與通函所界定者具相同涵義。

謹請　閣下垂注通函第12至第24頁所載之「金英函件」，其中載有其就建議出售作出之意見。經考慮金英之意見後，吾等認為，買賣協議及償還契據之條款對獨立股東而言屬公平合理，而建議出售亦符合本公司之利益。因此，吾等建議獨立股東投票贊成將於股東特別大會上提呈以批准建議出售之決議案。

此致

列位獨立股東　台照

代表
獨立董事委員會
獨立非執行董事
卜思問　蔡學雯
謹啟

二零零二年十二月二十七日

截至二零零二年及二零零一年三月三十一日止年度除稅及特殊項目前及後之經審核綜合虧損淨額分別約為148,900,000港元及174,300,000港元，於二零零二年三月三十一日及二零零一年三月三十一日之資產淨值分別約為256,200,000港元及93,800,000港元。

訂約各方之關連

錦興為本公司之主要股東，及亦為就錦興出售於成報之權益而訂立之買賣協議之賣方之一。根據主板上市規則，建議出售構成本公司之關連交易，及須待獨立股東於股東特別大會上批准，方可作實，而錦興及其聯繫人須放棄投票。

股東特別大會

第30及第31頁載有召開股東特別大會之通告，於股東特別大會上將提呈普通決議案，以批准買賣協議及據此預計進行之交易。

隨本通函附上股東特別大會適用之代表委任表格。無論　閣下是否有意出席大會，務請將代表委任表格按照表格印列之指示填妥及交回本公司之股份過戶處標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓，惟無論如何須於股東特別大會或其任何續會指定舉行時間四十八(48)小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會，並於會上投票。

推薦建議

務請　閣下細閱載於本通函第11頁之獨立董事委員會函件，其中載述獨立董事委員會就建議出售致獨立股東之推薦建議，以及本通函第12至24頁所載之金英函件，當中載列金英致獨立董事委員會就此作出之意見。

其他資料

務請　閣下同時細閱本通函附錄所載之其他資料，以及股東特別大會通告。

此致

列位股東　台照

及列位認股權證及購股權持有人(僅供參考)

代表

中策集團有限公司

執行董事

陳玲

謹啟

二零零二年十二月二十七日

建議出售之原因及利益

建議出售將讓本集團以其於傳統印刷媒體業務之現有投資，交換為於更多元化、年青及活力之媒體企業之投資，而該媒體企業之跨媒體網絡覆蓋大中華。

根據成報集團目前之財務狀況，本集團或成報均不能確定成報集團何時可開始償還獲本集團墊付之股東貸款。根據償還契據計劃作出之安排及轉讓中策待售貸款予陽光文化媒體，將至少讓本集團於兩年內收取新陽光文化媒體股份。

由於建議出售，本公司將錄得約22,000,000港元之未經審核虧損，該虧損乃經參考陽光文化媒體於最後交易日所報之收市價每股0.06港元後釐定，本公司之資產淨值將相應減少相等總值。

其他賣方(包括錦興及東魅) 將根據買賣協議及償還契據，受建議出售之相同基準所規限。

有關本公司之資料

本公司為一間投資控股公司，其附屬公司主要從事輪胎製造、製造、零售及分銷中藥、西藥及保健食品，以及投資基建項目。

有關陽光文化媒體之資料

根據有關陽光文化媒體之公開資料，陽光文化媒體為一間於百慕達註冊成立之受豁免有限公司，其證券於主板上市。陽光文化媒體及其附屬公司主要從事經營衛星電視頻道、向多個平臺，包括衛星電視及發行網絡提供內容，及出版、發行及銷售影音產品。

截至二零零二年及二零零一年三月三十一日止年度除稅及特殊項目前及後之經審核綜合虧損淨額分別約為69,600,000港元及125,800,000港元，於二零零二年三月三十一日及二零零一年三月三十一日之資產淨值分別約為403,600,000港元及185,500,000港元。

有關成報之資料

成報為一間投資控股公司，其主要附屬公司之業務包括出版報章、雜誌及書籍，以及經營網站。

條件及完成

完成於所有先決條件達成或獲豁免之日後第四個營業日作實，而先決條件包括(其中包括)下列各項：

(a) (倘需要)成報股東(不包括根據創業板上市規則及適用法例須放棄投票之人士(包括賣方))於股東大會上通過所需決議案，批准買賣協議及償還契據之條款及據此預計進行之交易；

(b) (倘適用)於買賣協議及根據償還契據預計進行之所有交易將須符合收購守則之所有有關規定，包括取得執行理事(定義見收購守則)之同意(倘需要)；

(c) 聯交所上市委員會批准陽光文化媒體根據買賣協議及可能提出之強制性全面收購成報所有證券之建議將發行之新陽光文化媒體股份於主板上市及買賣，及並無施加任何條件或限制(或受賣方可能同意之該等條件所規限)；

(d) (倘需要)任何賣方之股東(不包括根據主板上市規則及適用法例須放棄投票之人士)於股東大會上通過所需決議案，批准買賣協議及償還契據之條款及據此預計或附帶進行之交易；及

(e) 賣方之全資附屬公司、東魅、成報及成報報刊已簽訂償還契據。

倘先決條件於二零零三年二月二十八日下午五時正前(或訂約各方以書面協定之該等較後日期)未獲買賣協議之訂約各方履行或豁免，則訂約各方之一切權利、義務及責任將會終止，及除先前之違反外，訂約各方不得向另一方提出任何申索。

待完成後，549,814,200股新陽光文化媒體股份將會根據買賣協議發行予本公司(或其可能指示之人士)，該等股份(i)佔陽光文化媒體於最後實際可行日期之現有已發行股本約4.7%，及(ii)佔陽光文化媒體根據買賣協議發行新陽光文化媒體股份後經擴大已發行股本約4.2%。於完成之日起計滿兩個曆年之日，本公司(或其可能指示之人士)將獲額外發行155,048,000股新陽光文化媒體股份。因此，本集團將合共持有704,862,200股陽光文化媒體股份，該等股份(i)佔陽光文化媒體於最後實際可行日期現有已發行股本約6.05%，及(ii)佔陽光文化媒體根據買賣協議及償還契據發行新陽光文化媒體股份後經擴大已發行股本約5.2%。

根據於最後交易日在聯交所所報之每股陽光文化媒體股份之收市價0.06港元計算，155,048,000股新陽光文化媒體股份之市值約為9,300,000港元。發行價每股陽光文化媒體股份0.10港元較：

(a) 每股陽光文化媒體股份於最後交易日在聯交所所報之收市價0.06港元溢價約66.67%；

(b) 每股陽光文化媒體股份於截至最後交易日(包括該日)止最後10個完整交易日在聯交所所報之平均收市價0.0602港元溢價約66.11%；

(c) 每股陽光文化媒體股份於二零零二年十二月十九日(即於最後實際可行日期前暫停買賣陽光文化媒體股份前之最後交易日)在聯交所所報之收市價0.064港元溢價約56.25%；及

(d) 每股陽光文化媒體股份於截至二零零二年十二月十九日(包括該日)止最後10個完整交易日在聯交所所報之平均收市價約0.062港元溢價約61.29%。

發行予本公司或其代名人之155,048,000股新陽光文化媒體股份將受由發行及配發該等股份予本公司之日起計12個月之禁售期限制。

釐定建議出售代價之基準

建議出售之代價按公平原則磋商釐定，乃由本公司與陽光文化媒體經參考(其中包括)成報股份及陽光文化媒體股份於最後交易日在聯交所所報之各自收市價及成報最近期截至二零零二年九月三十日止六個月之中期報告所披露之經營業績及財務狀況。

償還契據

完成之先決條件之一為本公司將促使Glory Dynamic訂立償還契據，據此，Glory Dynamic將豁免墊付予成報集團之部分現有股東貸款，包括據此截至完成日期(包括該日)止應計之所有利息，以削減成報集團於完成時欠負Glory Dynamic之未償還債項總額至約23,300,000港元，其中約15,500,000港元將按上述方式出讓予陽光文化媒體。餘下之股東貸款約7,800,000港元將按優惠利率計算，及於成報就其經審核賬目錄得除稅後溢利之任何財政年度結算日後滿30個曆月之日到期及由成報集團償還，而有關還款日不得遲於由完成日期起計滿第20週年之日後。於二零零二年十一月二十三日，成報集團欠Glory Dynamic之債項總額為40,000,000港元。

代價

陽光文化媒體就中策待售股份於完成時應付本公司之總代價，將由陽光文化媒體向本公司(或其可能指示之人士)發行549,814,200股新陽光文化媒體股份，該等股份(i)佔陽光文化媒體於最後實際可行日期之現有已發行普通股本約4.7%；及(ii)佔陽光文化媒體(緊隨根據買賣協議發行新陽光文化媒體股份後)經擴大已發行普通股本約4.2%，比例為每股中策待售股份發行6股陽光文化媒體股份，作為中策待售股份之代價。

根據陽光文化媒體股份及成報股份於最後交易日在聯交所所報之最近期每股收市價分別為0.06港元及0.35港元計算，549,814,200股新陽光文化媒體股份之市值估值約為33,000,000港元，代價將每股成報股份估值為0.36港元，較：

(a) 於最後交易日在聯交所所報之每股成報股份收市價0.35港元溢價2.86%；

(b) 於最後實際可行日期在聯交所所報之每股成報股份收市價0.36港元並無溢價／折讓；

(c) 直至最後實際可行日期(包括當日)10個完整交易日在聯交所所報之每股成報股份平均收市價約0.357港元溢價約0.84%；及

(d) 根據成報最近期刊發截至二零零二年九月三十日止六個月之中期報告，每股成報股份於二零零二年九月三十日之最近期公佈之未經審核資產淨值約0.609港元折讓約40.89%。

將發行予本公司(或其代名人)之549,814,200股新陽光文化媒體股份將受由完成日期起計18個月之禁售期所限制。

根據成報股份於最後交易日在聯交所所報之收市價0.35港元計算，中策待售股份之市值約為32,000,000港元。

陽光文化媒體就中策待售認股權證應付之總代價為1.00港元，及須於完成時以現金支付。

陽光文化媒體就中策待售貸款應支付之代價，將由陽光文化媒體於完成日期起計滿兩個曆年之日，按發行價每股陽光文化媒體股份0.10港元，向本公司(或其可能指示之人士)發行155,048,000股新陽光文化媒體股份。該等股份(i)佔陽光文化媒體於最後實際可行日期之已發行普通股本約1.33%；及(ii)佔陽光文化媒體根據買賣協議及償還契據發行新陽光文化媒體股份後經擴大已發行普通股本約1.14%。

錦興為本公司之主要股東，及亦為就錦興出售於成報之權益而訂立之買賣協議下之賣方之一。根據主板上市規則，建議出售構成本公司之關連交易，及須待獨立股東於股東特別大會上批准，方可作實，而錦興及其聯繫人須放棄投票。

本通函之目的旨在為 閣下提供有關買賣協議之條款之其他資料、獨立董事委員會之意見、金英就建議出售向獨立董事委員會發出之意見函件及股東特別大會通告。

買賣協議

日期

二零零二年十一月二十三日

訂約各方

賣方： 本公司

錦興，本公司之主要股東，於最後實際可行日期持有本公司約14.55%權益。

東魅，並非本公司或一間附屬公司或一名聯繫人(定義見主板上市規則)之關連人士，亦並非本公司任何關連人士。

買方： 陽光文化媒體，與本公司或其附屬公司之董事、行政總裁及主要股東或其任何聯繫人(定義見主板上市規則)概無關連之獨立第三者。

本公司將予出售之資產

本集團將予出售之資產包括：

(a) 中策待售股份，包括合共91,635,700股成報股份，佔於最後實際可行日期，成報之已發行股本約19.56%；

(b) 中策待售認股權證，包括價值3,050,000港元之成報認股權證，賦予有關持有人權利可按每股成報股份之認購價1.26港元(可予調整)認購最多達2,420,634股新成報股份，佔於最後實際可行日期，尚未行使之成報認股權證總額約4%；及

(c) 中策待售貸款，價值約15,500,000港元。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(於香港註冊成立之有限公司)

執行董事：
陳國強博士(主席兼行政總裁)
Yap, Allan博士(副主席)
李華健先生(副董事總經理)
周美華女士
陳玲女士

註冊辦事處：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

替任董事：
陳國鴻先生(陳國強博士之替任董事)
呂兆泉先生(Yap, Allan 博士之替任董事)
劉高原先生(周美華女士之替任董事)

獨立非執行董事：
卜思問先生
蔡學雯女士

敬啟者：

關連交易
建議出售
成報傳媒集團有限公司之權益

緒言

於二零零二年十二月九日，董事會宣佈，本公司(作為賣方之一)與陽光文化媒體(作為買方)訂立一份有條件買賣協議，(其中包括)出售91,635,700股成報股份、總值3,050,000港元之成報認股權證及成報集團於完成時欠負本集團之股東貸款約15,500,000港元予陽光文化媒體。本公司亦將促使其全資附屬公司Glory Dynamic訂立償還契據，據此，Glory Dynamic將豁免及出讓墊付予成報集團之部分現有股東貸款予陽光文化媒體。

「成報報刊」	指	成報報刊有限公司，一間於香港註冊成立之有限公司及成報之全資附屬公司
「成報股份」	指	成報股本中每股面值0.05港元之普通股
「成報認股權證」	指	成報已發行之認股權證，賦予持有人權利可由二零零一年十一月二十九日起至二零零三年五月二十八日止任何時間以現金按每股成報股份1.26港元之價格(可予調整)認購最多達76,910,450港元之新成報股份
「東魅」	指	東方魅力集團有限公司，一間於百慕達註冊成立之有限公司，其證券於主板上市
「聯交所」	指	香港聯合交易所有限公司
「陽光文化媒體」	指	陽光文化媒體集團有限公司，一間於百慕達註冊成立之有限公司，其證券於主板上市
「陽光文化媒體股份」	指	陽光文化媒體股本中每股面值0.02港元之普通股
「收購守則」	指	香港公司收購及合併守則
「賣方」	指	買賣協議之賣方，即本公司、錦興及東魅
「認股權證」	指	根據日期為二零零二年八月七日之認股權證文據發行之本公司認股權證
「港元」	指	港元，香港法定貨幣
「%」	指	百分比

「獨立股東」	指	錦興及其聯繫人以外之股東
「金英」	指	金英融資(香港)有限公司，根據香港法例第333章證券條例註冊之投資顧問
「最後交易日」	指	二零零二年十一月二十一日，即緊接成報及陽光文化媒體之證券在聯交所暫停買賣前之最後一個完整交易日
「最後實際可行日期」	指	二零零二年十二月二十三日，即本通函付印前為確定其中所載若干資料之最後實際可行日期
「上市委員會」	指	具主板上市規則所賦予之涵義
「主板」	指	具創業板上市規則所賦予之涵義
「主板上市規則」	指	聯交所證券上市規則
「建議出售」	指	建議出售中策待售股份、中策待售認股權證及中策待售貸款
「買賣協議」	指	本公司、錦興及東魅(作為賣方)與陽光文化媒體(作為買方)於二零零二年十一月二十三日就建議出售訂立之有條件買賣協議
「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「償還契據」	指	由(其中包括)Glory Dynamic(作為債權人之一)與成報及成報報刊(作為債務人)就Glory Dynamic及其他債權人墊付予成報集團之股東貸款而訂立之償還契據
「股份」	指	本公司股本中每股面值0.10港元之普通股
「股東」	指	股份之持有人
「成報」	指	成報傳媒集團有限公司，一間於開曼群島註冊成立之有限公司，其證券於創業板上市
「成報集團」	指	成報及其附屬公司

在本通函內，除文義另有所指外，以下詞彙具有以下涵義：

「聯繫人」	指	具有主板上市規則所賦予之涵義
「董事會」	指	董事會
「中策待售貸款」	指	價值15,504,800港元之股東貸款，即成報集團於完成時欠負Glory Dynamic之餘下債項部分
「中策待售股份」	指	本公司全資附屬公司持有之91,635,700股成報股份
「中策待售認股權證」	指	本公司之全資附屬公司持有總值3,050,000港元之成報認股權證
「本公司」	指	中策集團有限公司，一間於香港註冊成立之有限公司，其證券於主板上市
「完成」	指	買賣協議之完成
「董事」	指	本公司之董事
「股東特別大會」	指	本公司將於二零零三年一月十六日上午十時正假座香港九龍觀塘鴻圖道51號保華企業中心11樓舉行之股東特別大會
「創業板」	指	聯交所創業板
「創業板上市規則」	指	創業板證券上市規則
「Glory Dynamic」	指	Glory Dynamic Limited，一間於英屬處女群島註冊成立之有限公司，本公司之間接全資附屬公司
「本集團」	指	本公司及其附屬公司
「錦興」	指	錦興集團有限公司，一間於百慕達註冊成立之有限公司，其證券於主板上市
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	本公司之獨立董事委員會，成員包括獨立非執行董事卜思問先生及蔡學雯女士

目 錄

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之中策集團有限公司股份全部售出或轉讓，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

（於香港註冊成立之有限公司）

關連交易
建議出售
成報傳媒集團有限公司之權益

獨立董事委員會之獨立財務顧問

KIM ENG
CAPITAL
金英融資（香港）有限公司

中策集團有限公司之獨立董事委員會函件載於本通函第11頁。

金英融資(香港)有限公司致中策集團有限公司獨立董事委員會之意見函件載於本通函第12至第24頁。

中策集團有限公司將於二零零三年一月十六日上午十時正假座香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東特別大會，大會通告載於本通函第30及第31頁。

無論　閣下能否親身出席股東特別大會，敬請盡快按隨附之代表委任表格印備之指示將表格填妥，並無論如何不可遲於大會或其任何續會指定舉行時間前四十八(48)小時交回本公司股份過戶登記處標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。填妥及交回代表委任表格後，　閣下屆時仍可親身出席大會，並於會上投票。

二零零二年十二月二十七日